FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Year Ended March 31, 2008

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 7, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2008

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

Consolidated Financial Results for the Year Ended March 31, 2008

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, May 2, 2008 – Mitsui & Co., Ltd. announced its consolidated financial results for the year ended March 31, 2008.

Mitsui & Co., Ltd. and subsidiaries

(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Shoei Utsuda

Investor Relations Contacts : Katsurao Yoshimori, General Manager, Investor Relations Division

TEL 81-3-3285-7533

1. Consolidated financial results (Unaudited)

(1) Consolidated operating results information for the year ended March 31, 2008

		Year ended March 31,
		2008	change(%)	2007	change(%)
Revenues	Millions of yen	5,738,878	19.7	4,793,597	19.0
Income from continuing operations before income taxes, minority interests and equity in earnings	Millions of yen	402,004	30.0	309,174	15.1
Net income	Millions of yen	410,061	36.0	301,502	49.0
Net income per share, basic	Yen	227.20		174.26
Net income per share, diluted	Yen	224.82		165.32
Return on equity	%	19.1		15.9

(*):	Equity in earnings of associated companies - net (after income tax effect) for the years ended March 31, 2008 and 2007 were ¥154,268 million and ¥153,094 million, respectively.

Notes:

1.	Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, and Net income represent changes from the previous year.
2.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the year ended March 31, 2007 relating to discontinued operations have been reclassified from income from continuing operations.

(2) Consolidated financial position information

		Year ended March 31,
		2008	2007
Total assets	Millions of yen	9,690,879	9,813,312
Shareholders’ equity	Millions of yen	2,183,660	2,110,279
Shareholders’ equity ratio	%	22.5	21.5
Shareholders’ equity per share	Yen	1,202.03	1,182.48

(3) Consolidated cash flow information

		Year ended March 31,
		2008	2007
Operating activities	Millions of yen	415,791	239,275
Investing activities	Millions of yen	(104,778)	(418,028)
Financing activities	Millions of yen	(185,129)	272,289
Cash and cash equivalents at the end of year	Millions of yen	899,264	800,032

2. Dividend information

		Year ended March 31,		(*) Year ending March 31, 2009
		2008	2007
Interim dividend per share	Yen	23	17	25
Year-end dividend per share	Yen	23	17	25
Annual dividend per share	Yen	46	34	50
Annual dividend (total)	Millions of yen	83,521	59,631
Consolidated dividend payout ratio	%	20.2	19.5	19.7

(*)	The company has set the dividend payout ratio at around 20%, reflecting consolidated financial results. The forecast dividend per share for the year ending March 31, 2009 is computed assuming forecast annual net income of ¥460 billion for the year ending March 31, 2009 and the numbers of shares issued as of March 31, 2008. (The forecast net income per share for the year ending March 31, 2009 is calculated as ¥253.21.)

4. Others

(1) Change in accounting principles applied :

See the “Basis of Consolidated Financial Statements” for details.

(2) Number of shares outstanding as of March 31, 2008 and 2007 were 1,820,183,809 and 1,787,538,428, respectively. Numbers of treasury stock as of March 31, 2008 and 2007 were 3,543,891 and 2,911,367, respectively.

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

I. Highlights of Consolidated Financial Results for the Year Ended March 31, 2008

1. Summary of Financial Results for the Year Ended March 31, 2008

(1) Operating environment

The global economy continued to expand vigorously supported by generally sound fundamentals and strong momentum in the Asian economy, led by China, and resilient activities in Europe and Japan, despite increasing uncertainty about the outlook of the United States with concerns that financial market strains could deepen and trigger a more pronounced economic slowdown.

Continued run-up of prices of internationally traded commodities such as metals and crude oil, as well as continued strong growth of domestic demand in emerging countries including BRICs for capital investment and consumption were the two major factors influencing the operating results and businesses of Mitsui and its subsidiaries. These factors particularly boosted operating results of Mitsui & Co., Ltd. and its subsidiaries’ mineral resources and energy related activities and supported steady business performance in steel products, machinery & infrastructure and chemicals.

On a regional basis, the business sentiment in the United States, which enjoyed a moderate growth during the first half as a result of healthy consumer spending reflecting robust performance in the business sector and growth in real disposable income, deteriorated significantly in the second half reflecting financial stress which erupted in August 2007 as the subprime mortgage market was derailed leading to tightening of credit conditions, considerable deceleration of consumer spending due to sharp increases in the prices of crude oil and food products, as well as softening of the labor market. European economy slowed down moderately as construction investments peaked out in the region. In Japan, export to emerging economies of automotive as well as steel and chemical products supported high level of industrial production. On the other hand, uncertainties increased in corporate and household sectors reflecting decline in construction investments caused by revision of the Japanese building standards law as well as rising material costs and consumer goods including foodstuff.

Looking into monetary and foreign exchange markets, the Federal Reserve Board of the United States implemented a series of interest rate cuts to stabilize financial market. In foreign exchange markets, the U.S. Dollar continued to depreciate against most major currencies, and fell below ¥100/ U.S. Dollar in March 2008, the lowest value in 13 years. Furthermore, stock markets worldwide saw falling share prices in the latter half of the fiscal year.

(2) Key Performance Measures under Management’s Discussion

Management of Mitsui & Co., Ltd. (“Mitsui”) believes that the following indicators can be usefully employed to discuss trends in our performance, financial condition and cash flow as of the end of the fiscal year under review.

Gross profit, operating income(*) and equity in earnings of associated companies

Mitsui and its subsidiaries (“We”) undertake worldwide business activities, involving diversified risk-return profiles, ranging from intermediary services as agent to development and production activities of mineral resources and energy. In this context, management focuses on analysis regarding changes in gross profit, operating income and equity in earnings of associated companies by operating segment which reflect the overall progress of our business.

Trends in the price of and supply-demand for mineral resources and energy

In recent years, management has observed a rapid growth in operating results from our mineral resources and energy producing activities. Fluctuation in market prices and our equity production volume of these products will affect our future operating results. These results are brought by rising prices as well as increased production in these operations, reflecting globally tightened supply-demand balance and increased price of mineral resources and energy that have been driven by strong demand from emerging countries in commodity consumption in recent years. Furthermore, our investments in developing projects in those activities, which management decides under certain outlook on future market prices and supply-demand conditions, occupy important positions in our total assets and cash flow.

Investment plans and cash flow from investing activities; and financial leverage

According to our Medium-term Management Outlook announced in May 2006, we have engaged in establishing a group-wide strategic business portfolio, particularly by leveraging from proactive investment activities in the four business areas of Mineral Resources and Energy Area; Global Marketing Networks Area, including steel products and chemicals; Infrastructure Area, including power generation; and Consumer Services Area, including outsourcing services and content businesses. In parallel, management monitors the progress of investment plans quarterly and addresses divestitures of existing assets in order to generate cash flows as a source for the above-mentioned investments and also to maintain an optimum portfolio structure. Mitsui is monitoring and managing a group-wide financial leverage seeking to securing an efficient return on equity as well as maintaining and improving credit ratings and financial stability in order to secure necessary capital resources for investments and to refinance our interest bearing debt.

(*)	Operating Income

Operating income is included in the measure of segment performance reviewed by the chief operating decision maker. Operating income is comprised of our (a) gross profit, (b) selling, general and administrative expenses and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.

(3) Summary of Operating Results, Financial Condition and Cash Flow

•

We posted a consolidated net income of ¥410.1 billion, a significant increase of ¥108.6 billion, or up 36%, from ¥301.5 billion for the year ended March 31, 2007. In regards to the individual businesses, the Mineral & Metal Resources and the Energy made an outstanding performance reflecting substantial one-off gains on divestitures such as Sesa Goa Limited in India and Sakhalin II in Russia as well as increases in energy equity production and mineral resource prices. The Iron & Steel Products, the Chemicals and the Machinery and Infrastructure Projects continued to post robust results, and the Foods and Retail which had recorded significant impairment losses in the previous years has improved its performance substantially with the restructuring efforts paying off. On the other hand, the Americas recorded a downturn from write downs on inventories in residential home business and slowdown in its businesses in the United States, triggered by the subprime mortgage issues. In addition, several business units including the Automotive and the Financial Markets recorded write downs on domestic listed securities.

•

Total assets as of March 31, 2008 were ¥9.7 trillion, a decrease of ¥0.1 trillion from ¥9.8 trillion as of March 31, 2007. Combined sum of investments and plant, property and equipment (“PPE”) decreased by ¥0.2 billion due to a partial divestiture of our stake in the Sakhalin II project and impact from a decline in the domestic stock market and appreciation of Japanese Yen against U.S. Dollar, despite active investing activities mainly at the Machinery & Infrastructure Projects, the Mineral & Metal Resources, the Energy and the Americas segments. As of March 31, 2008, shareholders equity was ¥2.2 trillion as a result of increased retained earnings and Net Debt-to-Equity Ratio (“Net DER”) was 1.27 times, 0.20 times lower than that of March 31, 2007. Return on Equity (“ROE”) during the period on an annualized basis is computed as 19.1%.

•

Net cash provided by operating activities for the fiscal period ended March 31, 2008 was ¥415.8 billion, reflecting steady growth on operating income. Net cash used by investing activities was ¥104.8 billion, reflecting above-mentioned various new investments and expansion project while large scale divestitures of interests in Sakhalin II, Sesa Goa, and other assets. As a result, free cash flow for the fiscal period ended March 31, 2008 was a net inflow of ¥311.0 billion.

2. Results of Operations

(1) Analysis on consolidated income statements

Gross Profit

Gross profit for the year ended March 31, 2008 was ¥988.1 billion, an increase of ¥121.8 billion, or 14.1%, from ¥866.3 billion for the year ended March 31, 2007 as a result of the followings:

•

Contributions coming from Mitsui Oil Exploration Co., Ltd. (Japan) (“MOECO”(*1)) which was consolidated in the fourth quarter of the year ended March 31, 2007; and a full year contribution from the Enfield oil field which started up a commercial production in Australia in July 2006 both at the Energy Segment. In addition, gross profit of Mitsui Iron Ore Development Pty. Ltd. (Australia) increased reflecting an increase in iron ore price(*2). These contributions were partly offset by a decline of gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) reflecting a lower coal price, the Australian Dollar appreciation against the U.S. Dollar and cost increase related to various operational troubles at its mining expansion project. In short, the energy and oil and gas producing activities led the overall growth of our gross profit.

•

Machinery businesses including automotive, ocean vessels, rolling stock leasing; and basic materials such as steel products and chemical products continued to show solid performance and increased their gross profit.

•

The Americas Segment recorded a substantial decrease over the year ended March 31, 2008. MBK Real Estate LLC. (United States), which engages in development and sale of residential homes in the West Coast market, recorded a sharp fall in sales and a loss from write-down on inventories reflecting a deterioration in the residential market triggered by the problems in the U.S. subprime mortgage sector. Moreover, Westport Petroleum Inc. (United States) decreased its profit from oil products trading and so did steel products subsidiaries mainly in oil tubular products reflecting lower margins.

(*1)	In March 2007, Mitsui acquired 3% stake in MOECO, formerly an associated company, increasing its voting interest in MOECO to 50.3% and re-classifying MOECO as a subsidiary of Mitsui.
(*2)	As a result of Mitsui’s divestiture of Sesa Goa, the operating results of Sesa Goa for the year ended March 31, 2008 and 2007 are presented as income from discontinued operations (after income tax effect).

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended March 31, 2008 were ¥605.2 billion, an increase of ¥33.6 billion from ¥571.6 billion for the year ended March 31, 2007. The table below provides selling, general and administrative expenses for the years ended March 31, 2008 and 2007 by operating segment.

	Billions of Yen
	Years Ended March 31,		Change
	2008	2007	(2008–2007)
Iron & Steel Products	¥35.7	¥33.1	¥2.6
Mineral & Metal Resources	16.6	19.8	(3.2)
Machinery & Infrastructure Projects	94.8	79.9	14.9
Chemical	64.6	65.3	(0.7)
Energy	46.2	38.3	7.9
Foods & Retail	65.1	69.6	(4.5)
Consumer Service & IT	98.4	109.4	(11.0)
Logistics & Financial Markets	32.9	35.9	(3.0)
Americas	51.3	43.2	8.1
Europe, the Middle East and Africa	24.9	22.4	2.5
Asia Pacific	25.3	21.2	4.1
Total	555.8	538.1	17.7
All Other	7.2	8.5	(1.3)
Adjustments and Eliminations	42.2	25.0	17.2

Consolidated Total	¥605.2	¥571.6	¥33.6

The table below provides breakdown of selling, general and administrative expenses according to the items for our internal review showing the change from 2007 to 2008.

	Billions of Yen
	Years ended March 31,
	2008	2007	Change
Personnel	¥294.5	¥283.3	¥11.2
Welfare	12.2	10.3	1.9
Travel	35.1	32.0	3.1
Entertainment	10.8	10.5	0.3
Communication	48.5	43.9	4.6
Others	204.1	191.6	12.5
Total	¥605.2	¥571.6	¥33.6

As illustrated by the above tables, in most items selling, general and administrative expenses increased led by segments such as the Machinery & Infrastructure, the Americas, and the Energy. This was mainly attributable to acquisitions of subsidiaries such as Ellison Technologies Inc. (United States) at Machinery & Infrastructure Projects, MOECO at the Energy and Steel Technologies, Inc. (United States) at the Americas segments. On the other hand, expenses at the Consumer Service & IT Segment and the Foods & Retail Segment decreased as a result of business reorganizations including exit and disposal of domestic businesses.

Provision for Doubtful Receivables

Provision for doubtful receivables for the year ended March 31, 2008 was ¥8.1 billion, a decrease of ¥3.8 billion, from ¥11.9 billion for the year ended March 31, 2007. Provisions for the both periods consisted of miscellaneous individually small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the year ended March 31, 2008 was ¥48.9 billion, an increase of ¥6.2 billion from ¥42.7 billion for the year ended March 31, 2007.

•	Interest expense for the Sakhalin II project declined by ¥7.2 billion as a result of the transfer of our 50% stake in the project and subsequent decrease in related interest bearing debt.

•	Mitsui recorded a ¥5.5 billion increase reflecting higher Japanese Yen interest rates.

•

Reflecting increased interest bearing debt used to fund various investments, interest expense at overseas subsidiaries increased by ¥6.6 billion, out of which a ¥5.6 billion increase was attributable to the Americas Segment.

In general, interest income tends to show similar patterns of fluctuations as interest expense. We provide loans and deferred payment facility, which generate interest income, by funding our borrowings from financial institutions. Usually, both interest expense and interest income have same interest rate type, floating or fixed. Accordingly, most of fluctuations in interest income are offset by corresponding fluctuations in interest expense.

Interest rates trends for the years ended March 31, 2008 and 2007 regarding Japanese yen and the U.S. Dollar were as follows:

Periodic average of 3 month Libor (%p.a.)

	Year Ended March 31,
	2008	2007
Japanese Yen	0.87	0.45
U.S. Dollar	4.66	5.35

–	The Bank of Japan decided to terminate its zero interest rate policy in July 2006 and raised the policy interest rate 0.5% in February 2007 but has kept policy interest rates on hold since then.

–	The Federal Reserve Board raised the Federal Funds target rate to 5.25% in June 2006 and kept the rate level thereafter. However, it gradually lowered the rate from September 2007 in response to a concern towards economic slowdown triggered by subprime mortgage crisis, to 2.25% in March 2008, showing its attitude to provide actual money rate of zero.

Dividend Income

Dividend income for the year ended March 31, 2008 was ¥50.1 billion, an increase of ¥0.9 billion from ¥49.2 billion for the year ended March 31, 2007. Dividends from LNG projects in Abu Dhabi, Qatar and Oman amounted to ¥23.4 billion, a decrease of ¥3.2 billion over the year ended March 31, 2007 offset by significantly increased dividends from other investees including INPEX Holdings Inc. held by Mitsui Oil Exploration Co., Ltd.

Gain on Sales of Securities

Gain on sales of securities for the year ended March 31, 2008 was ¥92.3 billion, a substantial increase of ¥33.5 billion from ¥58.8 billion for the year ended March 31, 2007. Since the year ended March 31, 2007, Mitsui continuously conducted scrutiny on the assets held by operating segments to optimize its business portfolio, and consequently it recorded gains on the sales of shares mainly in listed companies.

•

For the year ended March 31, 2008, the largest part of the gains came from the transfer of a part of its stake in the Sakhalin II project and sales of its whole stake in Empreendimentos Brasileiros de Mineração S.A. (“EBM”) in Brazil. In addition, the Consumer Service & IT Segment recorded gains in exchange of shares in Mitsui Knowledge Industry Co., Ltd. (Japan) and on sales of shares in telecommunication companies such as two cable television providers and Jupiter Telecommunications Co., Ltd. Other operating segments also recorded gains on sales of shares of listed companies such as Quintiles Transnational Corp. in the United States and BALtrans Holdings Limited in Hong Kong, China in the Logistics & Financial Market Segment.

•

For the year ended March 31, 2008, we recorded a ¥15.6 billion gain from Toho Titanium Co., Ltd. (Japan) shares. Mitsui also gained on sale of shares in Telepark Corp. (Japan), a subsidiary engaged in sales of mobile devices and telecommunication lines.

Loss on Write-Down of Securities

Loss on write-down of securities for the year ended March 31, 2008 was ¥36.7 billion, an increase of ¥25.0 billion from ¥11.7 billion for the year ended March 31, 2007.

For the year ended March 31, 2007 the Nikkei Stock Average recorded the low of ¥14,218.60 in June 2006, reflecting appreciation of the yen and correction of global stock markets. However, such pessimistic sentiment faded and the Nikkei Stock Average recovered to ¥17, 287.65 as of March 31, 2007.

For the year ended March 31, 2008, the Nikkei Stock Average recorded high of ¥18,261.98 on the rise of expectations for expanding Japanese corporate earnings, but retreated from highs reflecting declines in global stock prices and Japanese Yen appreciation, triggered by subprime mortgage crisis, and recorded ¥12,525.54 as of March 31, 2008.

•

The losses for the year ended March 31, 2008 included write-downs on listed shares for ¥28.0 billion, including ¥4.5 billion for Seven & i Holdings Co., Ltd. at the Foods & Retail Segment and ¥4.5 billion for Central Finance Co., Ltd. at the Logistics & Financial Markets Segment. In addition, reflecting overall decline at domestic stock markets, we recorded write-down losses at the Machinery& Infrastructure Segment in ¥8.6 billion for Yamaha Motor Co., Ltd share and at the Chemical Segment in ¥2.8 billion for Kaneka Corporation share(*).

•	Losses for the year ended March 31, 2007 consisted of miscellaneous small losses, including those on listed shares amounting to ¥3.1 billion.

(*)	Mitsui’s Management principally recognizes that “a 50% or more decline” in fair value of a listed security leads to the conclusion that the security has an other-than-temporary impairment. In addition, management recognizes that “decline both by 30% or more” also leads to the same conclusion, considering materiality of declined value.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the year ended March 31, 2008 was loss of ¥0.2 billion, an decrease of ¥5.5 billion from ¥5.3 billion for the year ended March 31, 2007. Loss for the year ended March 31, 2008 consisted of miscellaneous small items. For the year ended March 31, 2007, major gains resulted from disposal of warehouses and land at Tri-Net Logistics Management, Inc. (United States) and NST, Inc. (United States).

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the year ended March 31, 2008 was ¥24.4 billion, an increase of ¥5.0 billion from ¥19.4 billion for the year ended March 31, 2007.

•

For the year ended March 31, 2008, we recorded a ¥13.9 billion loss on real estate which we possess in Saito International Culture Park (“SICP”), located in the north area of Osaka Prefecture (*). Other major losses were those related to impairment on power producing equipment at GTF Green Power Co., Ltd., a domestic power producing operation; and on Mitsui’s corporate residences and dormitories.

•

For the year ended March 31, 2007, the subsidiaries in the Foods & Retail Segment recorded major impairment losses, namely, a ¥12.1 billion loss on intangible assets at Mitsui Norin Co., Ltd. (Japan) due to deterioration of operating environment and a ¥2.2 billion loss at MITSUI FOODS CO., LTD. (Japan) on real estate and facilities which would be idle as a result of the reorganization of distribution centers.

As of March 31, 2008, we did not identify any material assets analyzed for impairment for which an impairment charge has not yet been recorded.

(*)	In March 2008, Urban Renaissance Agency (“URA”), an implementing body of land readjustment of SICP, announced to unveil its policy that it would be difficult for URA to execute the project as the implement body considering a conclusion on the project provided by special appraisal and monitoring committee; and the project plan should be fundamentally revised. As a result of the URA’s new decision, uncertainties about progress and profitability of the land readjustment project in SICP related to us has increased and Mitsui recognized ¥13.9 billion impairment loss on land, by re-examining value to realize in future based on the current prices in the nearby block.

Impairment Loss of Goodwill

For the year ended March 31, 2008, Mitsui Knowledge Industry Co., Ltd. (Japan) which is listed at the second section of the Tokyo Stock Exchange reported a 2.0 billion impairment loss on its goodwill, reflecting decline in its share price. For the year ended March 31, 2007, Mitsui Norin Co., Ltd. reported a ¥16.5 billion impairment loss on all of its goodwill.

Compensation and Other Charges Related to Diesel Particulate Filter (“DPF”) Incident

For the year ended March 31, 2007, Mitsui recorded a credit to income of ¥3.9 billion as a result of the reversal of the accrued cost which had been set up based on estimated cost for compensation and other charges related to the DPF incident during past years as a result of completion of redemption of the relevant DPFs.

Other Expense—Net

Other expense—net for the year ended March 31, 2008 was a ¥3.0 billion expense, an increase of ¥2.5 billion, from loss of ¥0.5 billion expenses for the year ended March 31, 2007. Major component of other expenses—net for the year ended March 31, 2008 was exploration expenses, mainly at Mitsui E&P Australia Pty. Ltd. (Australia). For the year ended March 31, 2007, restructuring-related charges were reported mainly by MITSUI FOODS CO., LTD. (Japan) and Hokushuren Company Limited (Japan).

Minority Interests in Earnings of Subsidiaries

Minority interests in earnings of subsidiaries for the year ended March 31, 2008 were ¥46.0 billion, an increase of ¥28.1 billion from ¥17.9 billion for the year ended March 31, 2007. Minority interests in earnings of subsidiaries increased due to the following factors:

•

The Energy Segment recorded minority interests in earnings of ¥20.6 billion and 1.7 billion for the years ended March 31, 2008 and 2007. As a result of acquisition of the additional voting shares in Mitsui Oil Exploration Co., Ltd. (Japan) (with a minority interest of 48.5%) during the fourth quarter of the year ended March 31, 2007, Mitsui Oil Exploration Co., Ltd. was consolidated with presenting minority interest and no longer was accounted for as an associated company for the years ended March 31, 2008.

•

In the Foods & Retail Segment, for the year ended March 31, 2007 Mitsui Norin Co., Ltd. (Japan) (with a minority interest of 48.1%) recorded a loss from continuing operations before minority interests and equity in earnings, reflecting significant impairment losses on long-lived assets and goodwill, contributing ¥8.3 billion minority interest in income for the year ended March 31, 2007. For the year ended March 31, 2008, its operating results improved to a marginally positive amount of income from continuing operations before minority interests and equity in earnings, which resulted in a reversal effect to ¥ zero billion minority interest (in expense).

•

The Mineral & Metal Resources Segment recorded minority interests in earnings of ¥7.2 billion and 7.3 billion for the years ended March 31, 2008 and 2007, Japan Collahuasi Resources B.V. (Netherlands) (with a minority interest of 38.1%) which owns an interest in a copper mine joint venture, Compania Minera Dona Ines de Collahuasi SCM (Chile).

Equity in Earnings of Associated Companies—Net

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2008 was ¥154.3 billion, a slight increase of ¥1.2 billion from ¥153.1 billion for the year ended March 31, 2007. Out of a slight net movement, major factors for improved earnings were as below:

•

For the year ended March 31, 2008, the Mineral & Metal Resources Segment reported ¥71.2 billion equity in earnings, an increase of ¥10.9 billion, from ¥60.3 billion for the year ended March 31, 2007. Earnings increased at Valepar S.A. (Brazil) (*1) due to strong operating results of Companhia Vale do Rio Doce in Brazil (“Vale”) reflecting higher iron prices and contributions from Inco Limited (currently Vale Inco Limited) following the acquisition by Vale during the fourth quarter of the year ended March 31, 2007.

•

For the year ended March 31, 2008, the Energy Segment reported ¥36.8 billion equity in earnings, a decrease of ¥7.6 billion, from ¥44.4 billion for the year ended March 31, 2007. Operating results of Mitsui Oil Exploration Co., Ltd. (Japan) were reported as earnings of an associated company up to the third quarter of the year ended March 31, 2007. However upon Mitsui’s acquisition of the additional voting shares in the fourth quarter of the year ended March 31, 2007, its operating results are now reported within line items of the consolidated statement of income for the year ended March 31, 2008. On the other hand, An LNG and oil development associated company Japan Australia LNG (MIMI) Pty. Ltd. (Australia) recorded a slight increase in earnings.

•

For the year ended March 31, 2008, the Machinery & Infrastructure Projects Segment reported ¥20.3 billion equity in earnings, a decrease of ¥1.1 billion, from ¥21.4 billion for the year ended March 31, 2007. This segment recorded a loss reflecting an other-than-temporary decline in share price of ASAHI TEC CORPORATION (Japan), a manufacturer of ductile iron cast parts and aluminum forged parts. In addition, IPM Eagle LLP (United Kingdom) and others recorded a sum of ¥5.8 billion mark-to-market evaluation loss on long-term swap agreement at their overseas power operations for the year ended March 31, 2008(*2), while Brazilian gas distribution associated companies reported improved earnings.

•	Other operating segments also recorded improvement in general, mainly in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment.

(*1)	Valepar S.A. is a controlling shareholder of Vale, a mineral resources company in Brazil previously abbreviated as Companhia Vale do Rio Doce to “CVRD”.
(*2)	An Australian power producing operation of IPM Eagle had concluded a long term power price swap contract, corresponding to a power supply contract until 2016. Reflecting fluctuations in Australian open electricity market, it recognizes mark-to-market evaluation profit and loss. See also “Machinery & Infrastructure Projects Segment” of “Operating Results by Operating Segment” for further information.

Income from Discontinued Operations—Net

Income from discontinued operations—net (after income tax effect) for the year ended March 31, 2008 was ¥71.0 billion, a significant increase of ¥68.6 billion from ¥2.4 billion for the year ended March 31, 2007. Major components of discontinued operations for the year ended March 31, 2008 and 2007 were as follows:

•

For the year ended March 31, 2008, we divested our entire stake in Sesa Goa Limited (India) and recorded a ¥55.2 billion gain in income in line with an on-going optimization initiative of the business portfolio in our worldwide iron ore mining operations. We also divested our entire oil and gas producing interest in Wandoo Petroleum Pty Limited (Australia) and recorded ¥9.6 billion gain in income. For the year ended March 31, 2007, Sesa Goa Limited reported ¥1.4 billion in net income and Wandoo Petroleum Pty Limited reported ¥0.2 billion in net income. In addition, for the year ended March 31, 2008, we liquidated an air-craft leasing company of Tombo Aviation (United States) after divesting all its aircraft and recorded a ¥4.4 billion in income, while it reported ¥0.3 billion in income for the year ended March 31, 2007.

•	For the year ended March 31, 2007, we recorded ¥3.1 billion gain in income on selling our stake in aluminum smelters which Mitalco, Inc. (United States), an aluminum smelting subsidiary.

(2) Operating Results by Operating Segment

Iron & Steel Products Segment

Gross profit for the year ended March 31, 2008 was ¥61.3 billion, an increase of ¥3.5 billion from ¥57.8 billion for the year ended March 31, 2007. Overall steel products business continued to show solid performance mainly in high-end tubular products for energy applications, automobile steel plates and shipbuilding steel plates. Regency Steel Asia Pte Ltd. (Singapore) also contributed to the increase in earnings as well reflecting robust operations for construction material, tubular products and steel plates for Asian market.

Operating income for the year ended March 31, 2008 was ¥25.6 billion, the same as the year ended March 31, 2007. The increase in gross profit was mainly offset by higher selling, general and administrative expenses.

Equity in earnings of associated companies for the year ended March 31, 2008 was ¥4.9 billion, an increase of ¥1.8 billion from ¥3.1 billion for the year ended March 31, 2007.

Net income for the year ended March 31, 2008 was ¥20.2 billion, a ¥0.4 billion decrease from ¥20.6 billion for the year ended March 31, 2007, due to decrease of gain on sales of securities while an increase in equity in earnings of associated companies.

Mineral & Metal Resources Segment

Gross profit for the year ended March 31, 2008 was ¥95.8 billion, a decrease of ¥15.2 billion from ¥111.0 billion for the year ended March 31, 2007 as a result of the followings:

•

The divestiture in April 2007 of our whole stake in Sesa Goa Limited, formerly our iron ore subsidiary, which resulted in a decrease of this segment’s gross profit by ¥27.2 billion(*), an amount which Sesa Goa Limited contributed for the year ended March 31, 2007.

•      Reflecting tight supply and demand balance in Asia, especially in China, iron ore prices for the year ending March 31, 2008 increased by 9.5 % from the year ended March 31, 2007. Consequently, gross profit at Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd.(Australia) increased by ¥8.7 billion and ¥4.3 billion, respectively.

At Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd., shipments (on our equity production basis, preliminary figures) stayed at almost the same levels of 22.6 million tons and 3.1 million tons respectively for the year ended March 31, 2008, from 22.8 million tons and 2.9 million tons respectively for the year ended March 31, 2007.

Operating income for the year ended March 31, 2008 was ¥79.0 billion, a decrease of ¥12.3 billion from ¥91.3 billion for the year ended March 31, 2007, due to the above-mentioned decrease in gross profit. There was a marginal improvement in selling, general administrative expenses, as a result of the divestiture of Sesa Goa Limited.

Equity in earnings of associated companies for the year ended March 31, 2008 was ¥71.2 billion, an increase of ¥10.9 billion from ¥60.3 billion for the year ended March 31, 2007. Major factors contributing to the increase were as follows:

•

Valepar S.A. (Brazil) posted a net income of ¥34.1 billion, an increase by ¥9.1 billion from ¥25.0 billion including a ¥5.6 billion one-time gain on issuance of stock by Vale in exchange for Caemi Mineraçã o e Metalurgia S.A stock in the year ended March 31, 2007. This increase is due to strong operating results of Vale reflecting higher iron prices and contributions from newly acquired Inco Limited (currently Vale Inco Limited) following the acquisition by Vale during the fourth quarter of the year ended March 31, 2007.

•

Earnings of Compania Minera Dona Ines de Collahuasi SCM (Chile) was a net income of ¥18.9 billion, a decrease of ¥0.3 billion from the year ended March 31, 2007, due to temporally reduced shipments caused by replacement work on equipment and other reasons, while supported by firm copper prices. The London Metals Exchange (“LME”) copper price for 2007 (calendar year) was US$7,126 per ton on average compared to US$6,731 per ton for 2006 (calendar year).

•	Sims Group Limited (Australia), a metal recycler, added a new contribution in earnings of ¥1.9 billion for the year ended March 31, 2008.

Net income for the year ended March 31, 2008 was ¥177.0 billion, a significant increase of ¥78.6 billion from ¥98.4 billion for the year ended March 31, 2007. Besides the above-mentioned factors, there were significant gains on sales of securities for the year ended March 31, 2008 and 2007 as follows:

•

For the year ended March 31, 2008, this segment recorded a ¥93.9 billion gain on the sale of its whole stake in Sesa Goa Limited(*). In addition, it also recorded a ¥12.4 billion gain on the sale of shares in Empreendimentos Brasileiros de Mineração S.A.

•	For the years ended March 31, 2008 and 2007, this segment recorded ¥14.2 billion and ¥9.4 billion gains on the sale of shares in Toho Titanium Co., Ltd. (Japan), respectively.

(*)	In the consolidated statements of income, net income of Sesa Goa for the year ended March 31, 2008 and 2007 are presented as income from discontinued operations (after income tax effect). However, in this “Operating Results by Operating Segment”, operating results of the company is presented and discussed according to line items of the consolidated statements of income.

Machinery & Infrastructure Projects Segment

Gross profit for the year ended March 31, 2008 was ¥134.1 billion, an increase of ¥26.1 billion from ¥108.0 billion for the year ended March 31, 2007.

•

Overseas automotive-related subsidiaries continued to post solid performance, particularly motorcycle retail finance company P.T. Bussan Auto Finance (Indonesia) reported higher gross profit, and also automobile sales dealer company in Russia and other areas. In addition, there were contributions from a newly acquired machine tools subsidiary Ellison Technologies Inc. (United States).

•

Ocean vessels and marine project businesses showed overall strong performance through marketing newly built and second hand vessels, operating and chartering vessel, energy related businesses, supported by continued strong demand.

•

In infrastructure projects business fields, gross profit increased due to expanding operations at the two rolling stock leasing subsidiaries in Europe and plant businesses including power generation businesses.

Operating income for the year ended March 31, 2008 was ¥32.0 billion, an increase of ¥11.1 billion from ¥20.9 billion for the year ended March 31, 2007. The increase is primarily attributable to the improvement in gross profit in ocean vessels and marine project businesses; and infrastructure projects businesses. Operating income of automotive and machined tools related subsidiaries increased in general, however, increase in the relevant gross profit was largely offset by increases in selling, general and administrative expenses and provision for doubtful receivables.

Equity in earnings of associated companies for the year ended March 31, 2008 was ¥20.3 billion, a decrease of ¥1.1 billion from ¥21.4 billion for the year ended March 31, 2007.

•

Overseas power producing businesses such as IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia) reported equity in earnings of ¥4.1 billion in total, a decrease of ¥5.4 billion from ¥9.5 billion earnings for the year ended March 31, 2007. The decrease is due to a ¥5.8 billion mark-to-market evaluation loss recorded mainly by IPM Eagle on long-term swap contracts, mainly in its Australian power producing operations for the year ended March 31, 2008.

•

This segment recorded a ¥4.4 billion equity in loss reflecting an other-than- temporary decline in share price of ASAHI TEC CORPORATION (Japan) (*1), a manufacturer of ductile iron cast parts and aluminum forged parts.

•	The other associated companies reported improved earnings in general, such as the gas distribution companies in Brazil and the automotive and construction machinery related businesses.

Net income for the year ended March 31, 2008 was ¥35.0 billion, an increase of ¥1.4 billion from ¥33.6 billion for the year ended March 31, 2007. In addition to the above-mentioned factors, for the year ended March 31, 2008, this segment recorded:

•	gains on sales of aircraft which was previously leased to others at Tombo Aviation, Inc. (United States) (*2); and

•	a ¥86.0 billion loss on write down of shares in Yamaha Motors Co., Ltd., reflecting other-than-temporary decline in its market price(*3);

(*1)	Regarding investment in an associated companies listed at Japanese and/or overseas stock exchange, when we observe an other-than-temporary decline including the case that its book value exceeds the market value, we recognize a balance between the book value and market value as loss in account title of equity in loss of associated companies. Market price of ASAHI TECH Corporation (listed at the first section of the Tokyo Stock Exchange) declined significantly from the end of 2006 to the middle of 2007. For the year ended March 31, 2008, we concluded it as other-than-temporary decline in fair value loss in the account title of equity in earnings/losses of associated companies.
(*2)	In the consolidated statements of income, net income of Tombo Aviation, Inc. for the year ended March 31, 2008 and 2007 are presented as income from discontinued operations (after income tax effect). However, in this “Operating Results by Operating Segment”, operating results of the company is presented and discussed according to line items of the consolidated statements of income.
(*3)	Mitsui’s Management principally recognizes that a 50% or more decline in fair value of a security from cost leads to the conclusion that the security has an other-than-temporary impairment. In addition, management recognizes an other-than-temporary impairment in case of a 30% or more and less than 50% decline, considering materiality of declined value. The closing share price of Yamaha Motor Co., Ltd. at the Tokyo Stock Exchange was ¥1,834 leading more than 30% decline from the cost. As of April 30, 2008, its closing share price at the Tokyo Stock Exchange was ¥2,005, less than a 30% decline.

Chemical Segment

Gross profit was ¥110.3 billion, an increase of ¥7.2 billion from ¥103.1 billion for the year ended March 31, 2007. The principal developments in this segment were as follows:

•

Gross profit continued to stay at high levels reflecting a solid performance mainly in ammonia, methanol; however, basic petrochemicals business recorded a decrease in gross profit due to a sharp decrease in margins following a rapid increase in prices of crude oil and naphtha.

•

Gross profit increased at Novus International, Inc. (United States), a feed additive manufacturing subsidiary, due to improvement in both sales volume and market price. Business expansions of agricultural chemicals in Europe also contributed to achieving improved gross profit.

•

The sulphur business improved its performance substantially supported by a globally strong demand for agriculture products. Performance of inorganic chemicals and plastics including IT related parts and components remained solid reflecting a strong demand particularly in Asia.

Operating income for the year ended March 31, 2008 was ¥46.2 billion, an increase of ¥10.9 billion from ¥35.3 billion for the year ended March 31, 2007. The improvement was primary attributable to the increase in gross profit, and also reversal of the one-time expense from increase in provision for doubtful receivables at Fertilizantes Mitsui S.A. Industria e comercio (Brazil) for the year ended March 31, 2007.

Equity in earnings of associated companies for the year ended March 31, 2008 was ¥5.8 billion, an increase of ¥0.9 billion from ¥4.9 billion for the year ended March 31, 2007.

Net income for the year ended March 31, 2008 was ¥18.4 billion, a decrease of ¥0.9 billion from ¥19.3 billion for the year ended March 31, 2007. In addition to the above-mentioned improvements, this segment recorded the followings,

•

For the year ended March 31, 2007, this segment recorded a credit to income of ¥3.9 billion as a result of the reversal of the accrued cost which had been set up based on an estimated cost for compensation and other charges related to the DPF incident during past years as a result of completion of redemption of the relevant DPFs.

•

For the year ended March 31, 2007, this segment recorded a gain on sale of shares in Toho Titanium Co., Ltd., and for the year ended March 31, 2008, it recorded a ¥4.7 billion loss on write down of shares mainly in Kaneka Corporation, reflecting other-than-temporary decline in their market prices.

Energy Segment

After reaching US$72 per barrel in September 2006, Japan Crude Cocktail (JCC) dropped to US$55 per barrel in February 2007. It then bounced back sharply and reached US$95.1 per barrel (preliminary figure) in March 2008. On average, crude oil prices continued to rise reflecting strong demand supported by global expansion, geopolitical uncertainty surrounding supply from the Middle East and other oil producing regions, and an influx of speculative money into the futures markets. Average JCC for the year ended March 31, 2008 rose to U.S.$77.88 (preliminary figure) per barrel from U.S.$ 63.50 per barrel for the year ended March 31, 2007. Average JCC for calendar year 2007 was U.S.$69.41 compared to U.S.$ 63.94 for calendar year 2006. We observe that the JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment within a zero to 6 month time lag.

Considering these time lags, Mitsui periodically calculates the weighted average JCC price applied to operating results of those oil and gas producing subsidiaries and associated companies for internal reviewing purposes. Such weighted average JCC prices for internal reviewing purposes for the year ended March 31, 2008 and 2007 were U.S.$71 per barrel and U.S.$64 per barrel, respectively.

Gross profit for the year ended March 31, 2008 was ¥219.3 billion, a significant increase of ¥95.4 billion from ¥123.9 billion for the year ended March 31, 2007 primarily due to the following factors:

•

As a result of Mitsui’s acquisition of additional voting shares in Mitsui Oil Exploration Co., Ltd. (“MOECO”) during the 4th quarter of the year ended March 31, 2007, MOECO, formerly an associated company, became a subsidiary with Mitsui’s 50.3% voting interest (currently 51.03%). There was a new contribution to gross profit from MOECO by ¥58.4 billion coming from this acquisition of shares. There were also new contributions of ¥23.9 billion by Mitsui E&P Australia Pty Ltd (Australia) due to the start of oil production at the Enfield oil field in July 2006 as well as the Tui oil filed in July 2007. Moreover, Mittwell Energy Resources Pty. Ltd. (Australia) reported a ¥8.6 billion increase reflecting increased shipment of condensate and higher prices; and Mitsui E&P Middle East B.V. (Netherlands) operating in Oman reported an increase by ¥5.6 billion reflecting an increased prices.

•        The price for representative Australian hard coking coal for the year ending March 31, 2008 declined by approximately 15.5% to US$92 per ton FOB. At the same time soft coking coal prices rose in general by 9%. For the year ended March 31, 2008, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) decreased significantly by ¥11.9 billion, reflecting lower coal price, appreciation of Australian Dollar against the U.S. Dollar, delay of expansion project and other operational troubles including that related to heavy rainfall.

Shipments by Mitsui Coal Holdings Pty. Ltd. for the year ended March 31, 2008 was 7.9 million tons, a slight increase from 6.8 million tons for the year ended March 31, 2007 due to the above-mentioned operation troubles. As of April 2008, the operational trouble at the Dawson mine has been remedied in general and is currently concentrating on stabilizing production.

•	There was a ¥9.6 billion naphtha trading losses at Mitsui Oil (Asia) Pte. Ltd. (Singapore) for the year ended March 31, 2007.

•

In the domestic sales operations, Mitsui Liquefied Gas Co., Ltd. (Japan) recorded ¥3.3 billion increase reflecting higher sales price, however, Mitsui Oil Co., Ltd. (Japan) reported a decrease due to reduced margin related to a sharp increase in crude oil prices.

Operating income for the year ended March 31, 2008 was ¥172.5 billion, an increase of ¥91.2 billion from ¥81.3 billion for the year ended March 31, 2007. The increase in gross profit was partly offset by increased selling, general and administrative expenses, particularly at MOECO.

Equity in earnings of associated companies for the year ended March 31, 2008 was ¥36.8 billion, a decrease of ¥7.6 billion from ¥44.4 billion for the year ended March 31, 2007. Japan Australia LNG (MIMI) Pty. Ltd. (Australia), which is engaged in natural gas, crude oil and condensate exploration, development and marketing in Western Australia, recorded a slight increase in earnings. MOECO, as an associated company up to the third quarter of the year ended March 31, 2007, reported ¥8.4 billion earnings for the year ended March 31, 2007, but it reported operating results line by line for the year ended March 31, 2008.

Net income for the year ended March 31, 2008 was ¥124.1 billion, a significant increase of ¥48.4 billion from ¥75.7 billion for the year ended March 31, 2007. Besides the above-mentioned developments, there were following factors:

•	This segment transferred 50% of its shares in Sakhalin Energy Investment Company Ltd. (Bermuda) and recorded relevant gains on sale of the shares for the year ended March 31, 2008.

•

This segment recorded a ¥20.2 billion gain (pre-tax) on the sale of its entire oil and gas producing interests in Wandoo Petroleum Pty. Ltd. (Mitsui’s profit share 71.7%) for the year ended March 31, 2008 (*1).

•	Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥23.4 billion, a decrease of ¥3.2 billion over the year ended March 31, 2007.

•	This segment reported an impairment loss on power producing equipment at a domestic power producing operation for the year ended March 31, 2008.

•

Minority interests in earnings of subsidiaries increased by ¥18.9 billion related to consolidation of MOECO by Mitsui in the fourth quarter of the year ended March 31, 2007, leading to MOECO being consolidated as a subsidiary and no longer accounted as an associated company.

•	Mitsui E&P Australia Pty Ltd. (Australia) recorded Petroleum Resource Rent (“PRRT”) tax by 9.5 billion for the year ended March 31, 2008 (*2).

(*1)	In the consolidated statements of income, net income of the assets of Wandoo Petroleum Pty. Ltd. for the year ended March 31, 2008 and 2007 is presented as income from discontinued operations (after income tax effect).
(*2)	PRRT applies to all petroleum projects in Australian offshore areas (or Commonwealth adjacent areas), other than production licenses derived from the North West Shelf exploration permits. (Japan Australia LNG (MIMI) Pty. Ltd. participates in North West Shelf LNG project.) Therefore, Mitsui E&P Australia Pty. Ltd., our oil and gas exploration and production subsidiary in Australia is subject to this tax. PRRT is assessed as follows:

•

PRRT is levied on the taxable profits of a petroleum project at a rate of 40%. The taxable profit of a project is the excess of assessable receipts over operating expenditure; and exploration and development expenditure. Exploration and development expenditures are deductible at accrual basis, including the period when these expenditures are capitalized on the balance sheets.

•

All undeducted expenditures are eligible for compounding. The expenditures can be compounded annually at set rates (Australian long term bond yields and a specified spreads), and the compounded amount is deducted against assessable receipts in future years.

•	PRRT is deductible for Australian income tax computation.

•

Australian oil and gas producing companies recognize deferred tax in relation to PRRT. In November 2007, the Australian Accounting Standard Board announced its interpretation that Australian oil and gas producing companies have to account for PRRT as an income tax.

Foods & Retail Segment

Gross profit for the year ended March 31, 2008 was ¥81.2 billion, a decrease of ¥0.1 billion from ¥81.3 billion for the year ended March 31, 2007. Food raw material business transactions showed solid performance partly reflecting run-up on prices. At the same time, this segment has been taking various cost reduction initiatives in the competitive domestic food distribution and retail operations.

•

In October 2007, this business unit transferred 70% shares of Hokushuren Co., Ltd. (Japan), formerly a foods and liquor wholesale subsidiary, to Kokubu, following transfer of MITSUI FOODS CO., LTD.’s business in Hokkaido area (excluding Seven & i Holdings Co., Ltd.-related businesses) to Hokushuren Co., Ltd. As a result, gross profit of Hokushuren Company Limited (Japan) decreased by ¥2.9 billion. Gross profit of MITSUI FOODS CO., LTD. (Japan) decreased by ¥1.1 billion, primarily reflecting reorganization of domestic distribution centers and exiting from unprofitable businesses.

•	There was an increased gross profit in feed grain businesses, mainly in corn due to increased price and trading transactions for the year ended March 31, 2008.

•	Gross profit of Mitsui Norin Co., Ltd. (Japan) decreased slightly by ¥0.1 billion due to fierce competition mainly in tea leaves business and rising material costs.

Operating income for the year ended March 31, 2008 was ¥16.6 billion, an increase of ¥5.7 billion from ¥10.9 billion for the year ended March 31, 2007. MITSUI FOODS CO., LTD. (Japan) and Mitsui Norin Co., Ltd. (Japan) succeeded in decreasing general, selling and administrative expenses, which resulted in a substantial improvement in their operating income although their gross profit declined marginally due to less sales transactions as a result of exiting from unprofitable businesses.

Equity in earnings of associated companies for the year ended March 31, 2008 was ¥3.1 billion, a ¥0.7 billion decrease from ¥3.8 billion for the year ended March 31, 2007.

Net income for the year ended March 31, 2008 was ¥10.4 billion, an significant improvement of ¥22.7 billion from ¥12.3 billion net loss for the year ended March 31, 2007. In addition to the above-mentioned development, major factors were as follows:

•

For the year ended March 31, 2007, Mitsui Norin Co., Ltd. recorded impairment losses on intangible assets and goodwill of ¥12.1 billion and ¥16.5 billion, respectively, and moreover established valuation allowance for deferred tax assets. At the same time, an ¥8.3 billion minority interest in income from these losses was also recorded. For the year ended March 31, 2008, its operating results recovered to a marginally positive amount of income from continuing operations before minority interests and equity in earnings, which brought a reversal effect from the above-mentioned minority interest (in income) for the year ended March 31, 2007.

•	For the year ended March 31, 2008, Mitsui recognized a ¥4.5 billion loss on the write-down of the shares of Seven & i Holdings Co., Ltd. following a decline in its share price.

Consumer Service & IT Segment

Gross profit for the year ended March 31, 2008 was ¥116.7 billion, a decrease of ¥13.3 billion from ¥130.0 billion for the year ended March 31, 2007. The primary factor of the decrease is related to business reorganization through withdrawals from or divestitures of existing businesses, for example, the housing business of Mitsui Bussan House-Techno, Inc. (Japan) (*), Mitsui Bussan Forestry Co., Ltd. (Japan), divestitures of two cable television providers and certain textile and general merchandise businesses. In addition, IT related businesses mainly in the system integration businesses reported a marginal decline, while real estate businesses in Japan and Europe showed steady performance.

Operating income for the year ended March 31, 2008 was ¥19.0 billion, a decrease of ¥1.3 billion from ¥20.3 billion for the year ended March 31, 2007. The improvements in selling, general and administrative expenses, primarily at Mitsui Bussan House-Techno, Inc. offset most part of the decline in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2008 was ¥8.2 billion, a decrease of ¥0.5 billion from ¥8.7 billion for the year ended March 31, 2007.

Net income for the year ended March 31, 2008 was ¥12.0 billion, a decrease of ¥4.6 billion from ¥16.6 billion for the year ended March 31, 2007. Major reasons other than the above-mentioned factors were as follows:

•

For the year ended March 31, 2007, Mitsui Bussan House-Techno, Inc. (Japan), which discontinued housing business during the year ended March 31, 2007, recorded estimated costs of ¥5.3 billion to meet future requirement for product warranties and maintenance services. At the same time, it recorded reversal of valuation allowance for deferred tax assets on its retained loss.

•

For the year ended March 31, 2008, there were gains on sales of shares of Jupiter Telecommunications Co., Ltd. of ¥1.8 billion and those of two cable television providers of ¥2.8 billion. In addition, in conjunction with the merger of NextCom K.K. and Mitsui Knowledge Industry Co., Ltd., this segment recorded a ¥2.5 billion gain from the exchange of shares of these subsidiaries with minority interest. For the year ended March 31, 2007, this segment recorded a ¥4.5 billion gain on the sale of shares in Telepark Corp.

(*)	In the consolidated statements of income, net income of Mitsui Bussan House-Techno, Inc. (Japan) for the years ended March 31, 2008 and 2007 are presented as income from discontinued operations (after income tax effect). However, in this “Operating Results by Operating Segment”, operating results of the company is presented and discussed according to line items of the consolidated statements of income.

Logistics & Financial Markets Segment

Gross profit was ¥55.1 billion, a decrease of ¥5.4 billion from ¥60.5 billion for the year ended March 31, 2007. Gross profit decreased at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom), reflecting lower trading margins due to a significant reduction of volatility in the market. In addition, divestiture of Mitsui Bussan Futures Ltd. (Japan) resulted in further deterioration of gross profit.

Reflecting the decrease in gross profit, operating income for the year ended March 31, 2008 decreased to ¥20.9 billion, a decrease of ¥3.3 billion from ¥24.2 billion for the year ended March 31, 2007.

For the year ended March 31, 2008, this segment reported a ¥1.9 billion net sum of equity in losses of associated companies, a ¥3.9 billion deterioration from ¥2.0 billion earnings for the year ended March 31, 2007. The decline was attributable to the loss on investment in ASAHI TEC Corporation (Japan) similar to the Machinery & Infrastructure Project Segment; and investment in a partnership NPF-Harmony (Japan). Mitsui Leasing & Development, Ltd. (Japan) reported a decline caused from increased provision for doubtful receivables.

Accordingly, net income for the year ended March 31, 2008 was ¥7.5 billion, a decrease of ¥7.1 billion from ¥14.6 billion for the year ended March 31, 2007. In addition to the above-mentioned negative factors, this segment recorded a ¥4.5 billion loss on write-down on shares of Central Finance Co., Ltd. for the year ended March 31, 2008 while recorded a ¥4.4 billion increase in gains on sales of securities reflecting those of Quintiles Transnational Corp. (United States) for ¥3.8 billion and BALtrans Holdings Limited (Hong Kong) for ¥3.2 billion.

Americas Segment

Gross profit for the year ended March 31, 2008 was ¥54.0 billion, a decrease of ¥10.7 billion from ¥64.7 billion for the year ended March 31, 2007.

•

For the year ended March 31, 2008, MBK Real Estate LLC. (United States), which engages in the development and sale of residential homes in the West Coast market, recorded decreased sales and also a ¥9.6 billion loss on write-down of inventories reflecting the deterioration in the residential market, based on discount cash flow method applying the latest market values. After the write-down, the book value of inventories at MBK Real Estate LLC. was reduced to approximately ¥20.4 billion.

•

Westport Petroleum Inc. (United States) reported a ¥11.7 billion decrease in earnings due to a negative reversal effect from the high performance in oil product trading for the year ended March 31, 2007.

•

Steel products businesses at the former Mitsui Steel Holdings, Inc. (United States) and other subsidiaries recorded a ¥3.8 billion decline due to a decreased margin from oil well tubular and other steel products.

•	Mitsui & Co. (U.S.A.), Inc. also recorded a ¥4.0 billion decline.

•

There were contributions from newly acquired subsidiaries, particularly Steel Technologies, Inc. (United States) by ¥6.1 billion for the year ended March 31, 2008. Newly acquired SunWize Technologies, Inc. (United States) also contributed to the increase as well.

This segment recorded a ¥2.0 billion operating income for the year ended March 31, 2008, a deterioration of ¥19.3 billion from ¥21.3 billion for the year ended March 31, 2007. Westport Petroleum Inc. and steel products subsidiaries as mentioned above recorded decrease in selling, general and administrative expenses, which partly offset deterioration in gross profit. The contributions to gross profit from newly acquired were mostly offset by their selling, general and administrative expenses.

Equity in earnings of associated companies for the year ended March 31, 2008 was ¥5.0 billion, a ¥1.2 billion increase from ¥3.8 billion for the year ended March 31, 2007 led by United Harvest, LLC (United States) which enjoyed strong performance from wheat export operation facility business.

Net income for the year ended March 31, 2008 was ¥4.3 billion, a significant decrease of ¥12.6 billion from ¥16.9 billion for the year ended March 31, 2007. In addition to the above-mentioned, there were following factors:

•	Interest expenses increased by ¥5.6 billion at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from increased interest bearing debt.

•

For the year ended March 31, 2007, there were ¥3.7 billion gains on sales of warehouse and real estate by Tri-Net Logistics Management, Inc. (United States) and a chemical subsidiary, Nst, Inc. (United States).

Europe, the Middle East and Africa Segment

Gross profit for the year ended March 31, 2008 was ¥26.8 billion, an increase of ¥1.4 billion from ¥25.4 billion for the year ended March 31, 2007, reflecting solid performance of the energy, machinery and infrastructure project businesses. Operating income for the year ended March 31, 2008 was ¥1.8 billion, a ¥1.1 billion decline from ¥2.9 billion for the year ended March 31, 2007, reflecting increased selling, general and administrative expenses, mainly in personnel expenses.

Net income for the year ended March 31, 2008 was ¥5.0 billion, an increase of ¥0.9 billion from ¥4.1 billion for the year ended March 31, 2007. Increases in the segment’s minority interest in subsidiaries in the fields of automotive business and real estate contributed to this improvement.

Asia Pacific Segment

Gross profit for the year ended March 31, 2008 was ¥33.1 billion, an increase of ¥2.4 billion from ¥30.7 billion for the year ended March 31, 2007. Steel products and chemicals exhibited strong performance.

Operating income for the year ended March 31, 2008 was ¥7.6 billion, a decrease of ¥1.9 billion from ¥9.5 billion for the year ended March 31, 2007. There were increases in personnel expenses.

Net income for the year ended March 31, 2008 was ¥22.5 billion, an increase of ¥0.5 billion from ¥22.0 billion for the year ended March 31, 2007. The segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. and Wandoo Petroleum Pty. Ltd. increased, while it decreased in Mitsui Coal Holdings Pty. Ltd. (Australia) for the year ended March 31, 2008.

3. Financial Condition and Cash Flow

Assets, Liabilities and Shareholders’ Equity

Total assets as of March 31, 2008 were ¥9,690.9 billion, a decrease of ¥122.4 billion from ¥9,813.3 billion, as of March 31, 2007.

Current assets as of March 31, 2008 were ¥5,211.1 billion, an increase of ¥137.3 billion from ¥5,073.8 billion as of March 31, 2007, mainly attributable to increases in Cash and cash equivalents in Mitsui, and derivative assets reflecting higher commodity prices.

Total current liabilities as of March 31, 2008 were ¥3,594.6 billion, a decrease of ¥215.6 billion from ¥3,810.2 billion as of March 31, 2007 led by decreases by the sum of ¥289.4 billion in short term debt and in current maturities of long-term debt mainly at both overseas financial subsidiaries and Mitsui, which was offset by increases in derivative liabilities related to the above-mentioned derivative assets and accrued expenses for income tax of Mitsui.

As a result, working capital, or current assets minus current liabilities, as of March 31, 2008 was ¥1,616.5 billion, resulting in an increase of ¥352.9 billion from ¥1,263.6 billion as of March 31, 2007.

The sum of “investments and non-current receivables”, “property and equipment—at cost” , “intangible assets, less accumulated amortization”, “deferred tax assets-non-current” and “other assets” as of March 31, 2008 totaled ¥4,479.8 billion, a ¥259.7 billion decrease from ¥4,739.5 billion as of March 31, 2007, mainly due to the following factors:

•	Total investments and non-current receivables as of March 31, 2008 were ¥3,237.3 billion, a ¥254.7 billion decrease from ¥3,492.0 billion as of March 31, 2007.

Within this category, investments in and advances to associated companies as of March 31, 2008 were ¥1,333.0 billion, a ¥254.6 billion decrease from ¥1,587.6 billion as of March 31, 2007. Major factors were as follows:

–	As of March 31, 2007, investment for the Sakhalin II project amounting to ¥417.2 billion was recorded in this account. As a result of a 50% divestiture in April 2007, the remaining balance was transferred to the account “other investments”.

–	Major expenditures for the period ended March 31, 2008 were investment in Sims Group Limited, an Australian metal recycler, for ¥70.7 billion; additional investment to combine United Kingdom power generating assets with International Power plc for ¥24.5 billion; investment in Erdos Electrical Power & Metallurgical Co., Ltd., a conglomerate in the Inner Mongolia Autonomous Region of China engaged in power generation, coal mining and ferrous alloy production, for ¥16.4 billion.

In addition to the above-mentioned increases, there were increases which do not involve cash outflow as follows:

–	Increases in equity in earnings (before tax effect) of ¥110.2 billion (net of ¥99.8 billion dividends received from associated companies); and

–	A ¥85.8 billion net deterioration in foreign exchange translation cumulative adjustments.

Other investments were ¥1,281.5 billion, a ¥42.6 billion increase from ¥1,238.9 billion as of March 31, 2007. Major factors were as follows:

–	There were acquisitions of preferred stock in Japan Airlines Co., Ltd. for ¥20.0 billion, shares in Yamaha Motor Co., Ltd. for ¥15.7 billion (net of loss on write-down) and shares and bonds of Central Finance Co., Ltd. for ¥14.9 billion (net of loss on write-down).

–	As discussed in investments in and advances to associated companies above, investment in the Sakhalin II project for ¥218.5 billion was recorded in this account, as a result of a 50% divestiture of our stake in April 2007 and the investments thereafter in response to expenditure for development work.

–	Net total of unrealized holding gains and losses on available-for-sale securities decreased by ¥201.4 billion, with the fall of prices of shares of companies such as Toho Titanium Co., Ltd., Nippon Steel Corporation, Seven & i Holdings Co., Ltd., Mitsui Chemicals, Inc., Mitsui Engineering & Shipbuilding Co., Ltd. and Tokyo Broadcasting System, Incorporated, reflecting a decline in the stock market towards March 31, 2008.

–	Property leased to others—at cost as of March 31, 2008 was ¥184.4 billion, a decrease of ¥74.8 billion from ¥259.2 billion as of March 31, 2007, mainly due to sales of commercial real estate in Europe and rolling stock for lease.

•	Property and equipment—at cost as of March 31, 2008 was ¥1,016.3 billion, an increase of ¥28.0 billion from ¥988.3 billion as of March 31, 2007. Major components were as follows:

–	Coal mining projects in Australia for ¥17.3 billion, including negative effect from foreign exchange translation of ¥6.6 billion;

–	Iron ore mining projects in Australia for ¥14.8 billion, including negative effect from foreign exchange translation of ¥4.3 billion;

–	Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects of offshore Gulf of Mexico as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. resulting in a marginal increase by ¥0.5 billion, including negative effect from foreign exchange translation of ¥33.4 billion due to Japanese Yen appreciation and amortization of mineral rights; and

–	Property and equipment of Steel Technologies Inc. for ¥26.2 billion as a result of the acquisition of the company during the period ended March 31, 2008.

On the other hand, the property and equipment of Sesa Goa Limited for ¥13.2 billion decreased as a result of the divestiture.

Long-term debt, less current maturities as of March 31, 2008 was ¥2,944.4 billion, an increase of ¥56.9 billion from ¥2,887.5 billion as of March 31, 2007 mainly due to an increase in borrowings from financial institutions associated with funding for various investments at Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. (Australia), Ltd., and Mitsui.

Shareholders’ equity as of March 31, 2008 was ¥2,183.7 billion, an increase of ¥73.4 billion from ¥2,110.3 billion as of March 31, 2007, primarily due to the increase in retained earnings by ¥332.9 billion, conversion of bonds by ¥28.7 billion, net deterioration in foreign currency translation adjustments by ¥125.8 billion due to the stronger Japanese Yen against U.S. Dollar, Australian Dollar and Brazilian Real; and a net decline in total of unrealized holding gains by ¥118.5 billion.

As a result, shareholders’ equity to total assets ratio as of March 31, 2008 was 22.5%, 1.0 percentage point higher from 21.5% as of March 31, 2007. Return on Equity (ROE) was 19.1% on an annualized basis of March 31, 2008, a 3.2% higher from 15.9% as of March 31, 2007. Net interest bearing debt, or interest bearing debt minus cash and cash equivalents and time deposits as of March 31, 2008 was ¥2,774.0 billion a decrease of ¥337.5 billion from ¥3,111.5 billion as of March 31, 2007. Net debt-to-equity ratio as of March 31, 2008 was 1.27 times, 0.20 points lower from 1.47 times as of March 31, 2007.

(*)Net Debt-to-Equity Ratio

We refer to “Net Debt-to-Equity Ratio” (“Net DER”) in this flash report. Net DER is comprised of “net interest bearing debt” divided by shareholders’ equity.

“Net interest bearing debt” is defined as adjusted interest bearing debt described as below less cash and cash equivalents and time deposits. Our interest bearing debt primarily consists of long term debt, less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, currently we hold a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements.

Under this policy, Net DER is a useful internal measure for our management to review the balance between:

•	our capacity to meet debt repayments; and

•	leverage to improve return on equity in our capital structure.

This measure does not recognize the fact that cash and cash equivalents and time deposits may not be available completely for debt repayments, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditure.

“Net interest bearing debt” and “Net DER” are presented in the table below.

	Billions of Yen
	End of Mar. 2008	End of Mar. 2007
Short-term debt	¥464.6	¥658.7
Long-term debt	3,221.0	3,259.4
Interest bearing debt	3,685.6	3,918.1
Less cash and cash equivalents and time deposits	(911.6)	(806.6)

Net interest bearing debt	¥2,774.0	¥3,111.5

Shareholders’ equity	¥2,183.7	¥2,110.3

Net DER (times)	1.27	1.47

In the past we calculated an “adjusted interest bearing debt”, considering the eliminating factors of capital lease obligations and others: and SFAS No. 133 fair value adjustment. However, from the year ended March 31, 2008, we do not eliminate them for adjustment, and the figures for as of March 31, 2007 are presented in the same manner.

(1) Cash Flows during the Year Ended March 31, 2007

Net cash provided by operating activities for the year ended March 31, 2008 was ¥415.8 billion, an increase of ¥176.5 billion from ¥239.3 billion for the year ended March 31, 2007. The increase was attributable to a steady increase in operating income as well as a decrease in trade receivables.

Net cash provided by investing activities for the year ended March 31, 2008 was a net outflow of ¥104.8 billion , a ¥313.2 billion decrease from ¥418.0 billion for the year ended March 31, 2007.

•

The net inflow of cash that corresponded to investments in and advances to associated companies (net of sales of investments in and collection of advances to associated companies) were ¥102.8 billion led by a ¥226.4 billion (equivalent to the proceeds of US$1,862.5 million) proceeds from the 50% divestiture of our stake in Sakhalin II project. Major components of expenditures were:

–	Sims Group Limited , an Australian metal recycler, for ¥70.6 billion;

–	Additional investment to combine United Kingdom power generating assets with International Power plc for ¥22.2 billion;

–	Investment in Erdos Electrical Power & Metallurgical Co., Ltd., a conglomerate in the Inner Mongolia Autonomous Region of China engaged in power generation, coal mining and ferrous alloy production, for ¥16.4 billion; and

–	Additional investment in Tangguh LNG project for ¥7.8 billion.

•

The net outflow of cash that corresponded to other investments (net of sales of other investments) were ¥32.7 billion. Major transactions for expenditure included additional investment in Sakhalin Energy Investment for ¥45.7 billion, purchases of shares in Yamaha Motor Co., Ltd. for ¥24.3 billion (except for loss on write-down), shares and bonds of Central Finance Co., Ltd. for ¥19.4 billion (except for loss on write-down) and preferred stock in Japan Airlines Co., Ltd. for ¥20.0 billion, as well as the acquisition of a new subsidiary Steel Technologies Inc. for ¥45.0 billion(*1). On the other hand, we obtained cash through the sales of shares in EBM for ¥13.8 billion and in Toho Titanium Co., Ltd. (Japan) for ¥11.2 billion as well as Sesa Goa Limited, formerly a subsidiary, for ¥92.8 billion(*2).

(*1)	Net of cash held by the acquired subsidiary.
(*2)	Net of cash held by the divested subsidiary.

•	The net outflow of cash that corresponded to property leased to others and property and equipment (net of sales of those assets) were ¥166.2 billion. Major purchases of equipment included:

–	Coal mining projects in Australia for ¥35.3 billion;

–	Iron ore mining projects in Australia for ¥26.3 billion; and

–	Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects of offshore Gulf of Mexico as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. in total for ¥80.3 billion.

Major proceeds from sales of asset was that of whole oil and gas producing interests at Wandoo Petroleum Pty Limited (Australia) amounting to ¥35.0 billion. Proceeds from the sales of the rolling stock for lease amounted to ¥11.0 billion (net of additions) in total at rolling stock leasing subsidiaries.

Free cash flow, or sum of net cash provided by operating activities and net cash provided by investing activities, for the year ended March 31, 2008 was a net inflow of ¥311.0 billion, a significant reversal by ¥489.7 billion from ¥178.7 billion outflow for the year ended March 31, 2007.

During the year ended March 31, 2008, net cash outflow by short-term debt was ¥148.8 billion and net cash inflow by long-term debt was ¥37.4 billion. Thus, net cash used in financing activities was ¥185.1 billion after the payments of cash dividends of ¥72.1 billion and for the acquisition of treasury stock.

As a result, cash and cash equivalents as of March 31, 2008 were ¥899.3 billion, a ¥99.3 billion increase from ¥800.0 billion as of March 31, 2007.

II. Management Policies

1. Management strategy and progress report

1) Medium-Term Management Outlook

In May 2006 we, Mitsui and its subsidiaries, established our Medium-term Management Outlook, announced, based on a company-wide consideration of business models that we should seek to develop over the next three to five years, namely the period of 2009 to 2011. The key elements of the approach outlined in this plan are:

•	Building a business portfolio that meets the needs of our stakeholders, including shareholders, customers and society

•	Leveraging business engineering capabilities across Mitsui and its subsidiaries and optimizing resource allocation

•

Prioritizing the development of human resources. In this respect we intend to build on our existing values of challenge and opportunity and freedom and open-mindedness with additional emphasis on fairness, humbleness and compliance. We intend to form and foster a diverse pool of capable personnel

(1) Corporate vision towards the period of 2009 to 2011 – quantitative summary

Looking ahead three to five years from year of 2006, risks in the operating environment include political, economic and environmental factors. Notwithstanding these risks, we believe that the currently favorable operating environment—with simultaneous growth in different regions of the world, and strong upstream markets for mineral resources, energy and materials—is likely to continue. Based on this assumption, we envisage achieving the parameters over the period of 2009 to 2011 as illustrated in the chart hereinbelow.

(2) Four key strategies of the Medium-term Management Outlook

(a) Development of Strategic Business Portfolio

i) Business strategy for achieving corporate vision towards the period of 2009 to 2011

We have developed key policies based on dividing up our business into four areas, as outlined below.

Mineral Resources & Energy

(1)    Complete the development of large-scale projects such as Sakhalin II and the Enfield Oil Field. Expand existing projects such as the LNG project in Western Australia and iron ore and coal production in Australia

(2)    Ensure the liquidity of our equity production interests and carry out recycling

(3)    Invest selectively in emerging regions and new business domains

Global Marketing Networks (particularly steel products, machinery and chemical products)

(1)    Actively invest in our operating base with the objective of strengthening our various logistics and IT capabilities and focus allocation of human resources to growth fields

(2)    Strengthen partnerships with quality customers and evolve our SCM capabilities

(3)    Strengthen initiatives in growth region Asia and the automotive, IT and energy business fields

Consumer Services

(1)    Pursue initiatives in media and information, healthcare and medical, and senior living industries

(2)    Develop new consumer-oriented businesses and strengthen related marketing and logistics business

Infrastructure	(1) Develop business portfolio positioning power generation, water supply, energy and transportation as strategic industrial fields (2) Pursue synergies with other business areas

ii)	Developing business portfolio for achieving corporate vision; Focused allocation of management resources (financial and human)

Under the coordination of the Portfolio Management Committee that we established in April 2006, we will continue to refine our investment evaluation criteria, and seek to recycle existing investments, by reviewing their viability and taking into account the need to generate cash flow for new investments. Furthermore, accompanying a review of our business portfolio, we will allocate and shift human resources from a group-wide perspective in a more dynamic fashion.

Through this company-wide portfolio strategy, we expected to make new investments totaling ¥800 billion in the first two years of the Medium-term Management Outlook, and divest assets totaling ¥100-200 billion.

(b)	Evolution of business models leveraging business engineering capabilities

We will focus on consumer-oriented services in Japan that show high potential for growth. We will pursue business development in new fields, such as the development of environment businesses such as emission rights trading, recycling, and new energy businesses such as biomass ethanol. We will seek to leverage across the whole operating segments our strengths in logistics, finance and IT, and actively promote joint operations among business units.

(c)	Implementation of global strategies

We will strengthen our strategy for the Asian market. We will also develop a broad, cross-border product strategy based on the regional headquarters we have created for the Americas, Europe and Asia. We will employ and foster the development of a diverse group of personnel at overseas trading and other subsidiaries and associated companies around the world.

(d)	Reinforcing the management framework to support growth

Under our revised corporate staff organization we are pursuing an efficient risk management approach. We are strengthening our corporate governance system and internal controls framework, such as by increasing external directors and external corporate auditors, and working to ensure compliance with Section 404 of the U.S. Sarbanes-Oxley Act (“SOX-404”). We are developing as a business that meets the needs of customers and society, while engaging in CSR-oriented management worthy of Mitsui, such as through engaging in environmental issues and contributing to society.

2) Progress on Medium-Term Management Outlook

(1) Progress on key initiatives

(a) Development of Strategic Business Portfolio

i) Progress on investment plans and key policies in each business area

During the year ended March 31, 2007, we executed large scale investments of approximately ¥460 billion under the total investment outlook of ¥800 billion over the two years ending March 31, 2008. For the year ending March 31, 2008, Mitsui introduced a new monitoring system linked more closely to consolidated cash flow statements to incorporate not only the large-scale investments but also small- to middle-sized investments, loans and leases. With this new monitoring method, we set up a new outlook for our investments and loans to be ¥800 billion for the single year ending March 31, 2008, and consequently during this fiscal year, we executed new investments and loans of approximately ¥710 billion; concurrently, we have been focusing on divestitures of outstanding investments and fixed assets and collected approximately ¥610 billion. We made progress in each of the four business areas presented in our Medium-term Management Outlook as follows:

•

In the Mineral Resources & Energy business area, we continuously focused on large-scale projects already under development as well as expansion of existing projects. We made an additional investment in the Enfield oil field in Australia after the start of production in July 2006 in order to cope with water breakthrough which occurred during 2006 and boost output capacity. As a result of the work-over program, the oil field recorded an average production of 47,000 barrel per day for the calendar year 2007. The development work on the Vincent oil field adjacent to the Enfield oil field is proceeding for start-up of commercial production within 2008. Our total investment in the Sakhalin II project as of the end of March 2008 was approximately ¥220 billion, as a result of the share dilution and the expenditure for development of the project. Initiatives also include the May 2007 start of production from the Equatorial Guinea LNG project and the July 2007 start of production from the Tui oil field in New Zealand.

In Australian iron ore and coal mining activities, we invested a total of ¥26.3 billion and ¥35.3 billion, respectively, as part of our plan to increase production capacity.

Seeking for worldwide scrap and other recycling business opportunities, we acquired shares Sims Group, a metal recycler with hundred and dozens of sites across four continents, for total sum of ¥70.7 billion with voting rights of 16% as of March 2008.

In addition, we acquired shares with voting rights of 25% in the Inner Mongolia Erdos Electric Power & Metallurgy Co., Ltd., a conglomerate in Inner Mongolia Autonomous Region of China engaged in power generation, coal mining and ferrous alloy production, for ¥16.4 billion in April 2007.

At the same time, in the Mineral Resources & Energy business area, through the divestiture of existing investments, we generated cash inflows totaling approximately ¥390 billion during the fiscal year. In April 2007, Mitsui sold its entire stake in Sesa Goa Ltd. (India) for US$981 million (¥116.7 billion), after deliberate consideration on our worldwide iron ore business portfolio.

Regarding the Sakhalin II project, we transferred 50% of our stake to OAO Gazprom (Russia) for US$1,862.5 million (¥226.4 billion) with our share diluted from 25% to 12.5%. We also agreed on the Area of Mutual Interest arrangement with Gazprom whereby the prospects for expansion of Sakhalin II through further LNG processing trains are enhanced. Furthermore, initiatives include the May 2007 sale of our entire stake in Empreendimentos Brasileiros de Mineracao (EBM), a Brazilian iron ore mining company, and the June 2007 divestment of the entire upstream oil and gas portfolio by our Australian subsidiary, Wandoo Petroleum Pty. Ltd.

•

In the Global Marketing Networks business area, incorporating businesses such as metal products, automobiles and chemicals, we took further steps to strengthen our global operating network in raw materials procurement and product sales, acquiring new key businesses and reinforcing strategic alliance with major partners.

In June 2007, we acquired a major U.S. steel processing service center, Steel Technologies, Inc., for ¥45.0 billion. Relevant post merger integration process is on track, which covers our existing steel products subsidiaries in North America. In the automobile, aircraft and chemical businesses, we acquired ordinary shares or preferred shares in Yamaha Motor Co., Ltd., Japan Airlines Corporation and Mitsui Chemicals, Inc., respectively, aiming to enhance business relationships.

The business units in this field are accelerating to reorganize their business structure to better serve their customers. In the steel business, we consolidated our three steel products wholesale distribution subsidiaries into Mitsui Bussan Kozai Hanbai Co., Ltd in April 2007 and four domestic marketing and distribution subsidiaries into Mitsui & Co. Steel Ltd. in April 2008. The Chemical Segment also engages in the same reorganization activities.

•

In the Consumer Services business area, we are continuing to build our operations in promising new business domains. In May 2007, we acquired new shares and convertible bonds issued by Central Finance Co., Ltd. for ¥19.4 billion. We will seek to create new business opportunities by combining products and services, know-how and network of both companies. In the foods and retail field, we are making investments to secure a stable supply of overseas food upstream sources, while we have been taking measures to improve the performance and competitiveness of domestic subsidiaries including MITSUI FOODS CO., LTD.

•

In the Infrastructure business area, our efforts were directed at selectively investing in superior project opportunities while seeking to develop synergies with other sectors. In overseas power generation business, we further strengthened our strategic alliance with International Power plc during the year, and in June 2007, consolidated power generating assets in the U.K., resulting in an increase of our generating capacity by approximately 260MW on an equity basis for ¥22.2 billion. In addition, we are expanding rolling stock leasing business in Americas, Europe, and Brazil.

ii) Continuous review of our business portfolio based on Mitsui’s business strategy

Twice a year, Mitsui’s management examines each business units’ development of portfolio strategy including asset recycling, referring to key performance indicators on subsidiaries and associated companies; and other investments as well according to Mitsui’s guideline for investment in and withdrawal from business operations, The Portfolio Management Committee has developed and maintained the relevant data and guidelines.

•

Especially in the year under review, the major emphasis has been put on the companywide re-allocation of human resources, and based on the review, we reallocated human resources within Mitsui into strategic business domains. Management will continue to emphasize human resources allocation in reviewing business portfolio.

•	To implement company-wide strategy on certain key products and services, we organized divisions which specialize in automotive and related industries; and medical and healthcare industry.

(b) Evolution of our new business models leveraging business engineering capabilities

In the biomass and energy-related field, we are researching opportunities to commercialize the production and sale of bioethanol in collaboration with Petrobras of Brazil. We are also coordinating cross-divisional efforts with regard to possibilities in areas such as the distribution and trading of biodiesel and bioethanol in Europe as well as investment in manufacturing operations in the United States.

(c) Implementation of global strategy

We refined the Regional Business Unit system in April 2007 by expanding Europe to include the Middle East and Africa, while expanding Asia to include Oceania. We also adopted systems in each regional headquarters to foster talented employees and increase the diversity of our human resources. We will continue to pursue a unified HR policy that encompasses our consolidated group activities worldwide.

(2) Progress toward quantitative targets

(a) Operating results for the year ended March 31, 2008

Net income for the year ended March 31, 2008 was ¥410.1 billion. See “I. Highlights of Consolidated Financial Results for the Year Ended March 31, 2008” for detailed information by operating segment.

A quantitative image of net income included in the parameters during the period of 2009 to 2011 in the Medium Term Management Outlook was ¥300 to ¥400 billion, approximately 50% of which had been expected to be attributable to Mineral Resources & Energy area. For the year ended March 31, 2008 contribution by Mineral Resources & Energy area made more than 70% to total consolidated net income, mainly due to gains from large scale divestitures such as Sesa Goa and Sakhalin II in the business area. Excluding the one-time gains from divestitures, contribution from Mineral Resources & Energy area made about 60%.

(b) Annual business plan for the year ending March 31, 2009

i) Forecast net income for the year ending March 31, 2009

Major components of our consolidated income statements for the year ending March 31, 2009 are set forth below.

[Assumption]		Mar–09		Mar–08
Exchange rate (JPY/USD)		100.00		113.80
Crude oil (JCC)		$85/bb1		$71/bb1			(Billions of yen)

	Mar-09		Mar-08		Increase		Description
Total trading transactions		16,100.0		17,009.1	Δ	909.1
Gross profit		1,080.0		988.1		91.9	Higher mineral resource and energy prices; overall decrease from Japanese Yen depreciation
SG & A expenses	Δ	600.0	Δ	605.2		5.2
Provision for doubtful receivables	Δ	10.0	Δ	8.1	Δ	1.9

Operating income		470.0		374.8		95.2

(Other expenses)
Interest expenses	Δ	45.0	Δ	48.9		3.9	Lower US dollar interest rates
Dividend income		50.0		50.1	Δ	0.1
Gain on sales of securities, PPE and other gain -net		15.0		26.0	Δ	11.0	Mar–08: divestitures of Sakhalin II and EBM

Income from continuing operations before taxes		490.0		402.0		88.0

Income from continuing operations after taxes Minority Interests in Earnings of Subsidiaries

Equity in earnings of associated companies

Income from Discontinued Operations–Net (After Income Tax Effect)

	Δ	280.0 40.0 220.0 0.0	Δ	230.8 46.0 154.3 71.0	Δ	49.2 6.0 65.7 71.0	Higher mineral resource and energy prices Mar–08: divestitures of Sesa Goa and Wandoo Petroleum’s assets

Net income		460.0		410.1		49.9

Assumed foreign exchange rate for the year ending March 31, 2009 is ¥100/US$, while average foreign exchange rate for the year ending March 31, 2008 was ¥113.80/US$.

We project gross profit and equity in earnings of ¥1,080 billion and ¥220 billion, respectively, reflecting the higher price in the Mineral Resources & Energy area. Interest expense (net) is expected to be ¥45 billion, considering trends of lowering US interest rates. We anticipate a decline in gains from the sales of securities; property, plants and equipment and other assets and in income from discontinued operations, due to a reversal effect of significant gains from the divestitures of Sesa Goa Limited and other assets for the year ended March 31, 2008.

Forecast on annual operating results by operating segment compared to the original forecast is described as below:

•      The projected net income of the Mineral & Metal Resources Segment for the year ending March 31, 2009 is ¥150 billion, a decrease of ¥27.0 billion from the year ended March 31, 2008. The decrease is due to a reversal effect from gains on divestiture of Sesa Goa and EBM for the year ended March 31, 2008.

Regarding iron ore mining activities, as of the date of this report, price negotiation for the year ending March 31, 2009 is still ongoing, except for certain types of Brazilian iron ore, therefore, we forecast an impact of price increases under an assumption based on the results of Brazilian iron ore price negotiation. At the same time, we project negative impact of appreciation of Japanese Yen against Australian Dollar and Brazilian Real.

•

The projected net income of the Energy Segment for the year ending March 31, 2009 is ¥148.0 billion, an increase of ¥23.9 billion from the year ending March 31, 2008. We assume annual average crude oil price to be US$85/barrel, US$14/barrel higher than the year ended March 31, 2008. We assume annual average crude oil price to be US$85/barrel, US$14/barrel higher than the year ended March 31, 2008. We assume a small growth in equity production in oil and gas producing activities, including full year production at the Tui oil field.

Regarding coal mining activities, we assume coal prices increase for metallurgical coal and for thermal coal. We expect our annual equity coal production for the year ending March 31, 2009 to be approximately 9 million ton. While we have almost remedied troubles of equipment at the start-up of the Dawson mine, our core production base, we operate the mine putting priority on establishing stable production capability, reaching planned production capacity within the year ending March 31, 2009.

•

The projected net income of the Machinery & Infrastructure Projects Segment for the year ending March 31, 2009 is ¥45 billion, an increase of ¥10.0 billion from the year ended March 31, 2008, due to a reversal effect from write-downs losses on investments in Yamaha Motors Co., Ltd and ASAHI TEC Corporation and mark-to-market evaluation loss on long-term swap agreement at power producing operation for the year ended March 31, 2008. Similarly, the projected net income of the Iron & Steel Products Segment and the Chemical Segment for the year ending March 31, 2009 are ¥21 billion (¥0.8 billion increase) and ¥20 billion (¥1.6 billion increase) respectively, supported by favorable market conditions.

•

The projected net income of the Americas Segment for the year ending March 31, 2009 is ¥9 billion, an increase of ¥4.7 billion from the year ended March 31, 2008. There is a recovery effect from loss on write-down of inventories at MBK Real Estate for the year ended March 31, 2008, however, weakened business circumstances for steel products and other business will continue in the immediate future.

•

In addition, we forecast overall increases in the net income of the projected net income of the segments of the Foods & Retail, the Consumer Service & IT and the Logistics & Financial Markets for the year ending March 31, 2009.

The table set forth below shows the assumption on the key commodity prices and other parameters for the projected net income for the year ending March 31, 2009. Impacts of the price movements for each commodity on annual net income are included in the table.

	Unit	2008/Mar (Actual)	2009/Mar (Assumption)		Impact of Net Income for 2009/Mar (Billions of Yen)
Crude Oil/JCC	US$/bbl	71	85		2.0	(US$1/bbl)
Iron Ore(*1)	US$/ton	50	83		2.6	(US$1/ton)
Coal	US$/ton	98 55.6	300 125	(*2) (*3)	0.6	(US$1/ton)
Copper(*1)	US$/ton	7,126	7,200		0.39	(US$100/ton)
Forex(*4) US$	¥/US$	113.8	100		1.1	(1/US$)
AUD	¥/AUD	99.22	90		1.8	(1/AUD)
BRL	¥/BRL	61.94	57		0.9	(1/BRL)

(*1)	Price of Iron Ore:Representative fine for 2008, Assumption based on certain Brazilian contracts for 2009. Price of Copper: Calender yearly average LME
(*2)	Premium hard coking coal,
(*3)	Thermal coal, estimated prices of representative ones as of End/Apr
(*4)	Impact of currency fluctuation for net income of overseas subsidaries and associated companies (denominated in functional currency) agaist JPY. Impact of currency fluctuation between their functional currencies against contaract currency, mainly US$ is not included

(*) Impact of Foreign Currency Exchange Fluctuation on Operating Results

Total sum of net income for the year ended March 31, 2008 reported by overseas subsidiaries and associated companies reached ¥306.9 billion, significantly higher than ¥252.4 billion for the year ended March 31, 2007. These companies principally use U.S. dollars, Australian dollars and Brazilian Real as functional currency in their reporting.

a)	We conducted a simplified estimation for the impact of foreign currency exchange fluctuations on net income for the year ending March 2009. We aggregated a total forecast net income in the business plans of these companies covering the year ending March 2009 according to their functional currencies. Firstly, we aggregated Australian dollar and Brazilian real denominated forecast net income of those companies using two currencies as functional currency, and secondly we aggregate the rest of net income at overseas subsidiaries and associated companies as US dollar equivalent amount. We conduct a sensitivity analysis on foreign currency fluctuation towards 3 categories of aggregated net income.

For example, yen appreciation by ¥1 against US$1 would have the net effect of reducing net income by approximately ¥1.1 billion. Specifically, for the net income of those companies using Australian dollar as functional currency, appreciation by ¥1 against Australian $1 would have the net effect of reducing net income by approximately ¥1.8 billion.

b)	Sum of net income from those companies using Australian dollar and Brazilian real as functional currency is getting significant, reflecting increasing income in mineral resources and energy producing operations. Net income of those mineral resources and energy producing companies are impacted on the currency fluctuation between U.S. dollar as a contractual currency of sales contracts and the two currencies as functional currency, affecting their Australian dollar or Brazilian real denominated revenues. We should pay attention to this in addition to the impact which is discussed in the above a).

ii) Investment plan for the year ending March 31, 2009

During the year ending March 31, 2009, we plan total sum of ¥700 billion expenditure for investments and loans, which includes investments and loans in the Mineral Resources & Energy area for ¥350 billion mainly for projects under development or for expansion, in the Global Marketing Networks area for ¥150 to 200 billion, in the Consumer Services areas for ¥50 to 100 billion and Infrastructure for ¥100 billion. We also plan asset recycling for total sum of approximately ¥270 billion.

Medium-term Management Outlook originally positioned turnaround to positive free cash flow for the year ending March 31, 2009 as a key milestone event. We expect a marginal positive free cash flow for the year ending March 31, 2009 led by solid operating activities while still cash flow from investing activities continue to be negative mainly due to robust demand in the Mineral Resources & Energy area.

2. Dividend policy

In order to maximize shareholder value we seek to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth and (2) paying out cash dividends as direct compensation to shareholders. Specifically, we have set the target dividend payout ratio of 20% of consolidated net income, and through improving the performance of the company aim to steadily increase dividends from their current levels.

Under Medium-Term Management Outlook, we have been scheduled to review our policy for compensation to shareholders in and after year ending March, 2009, when free cash flow is expected to turn to positive, considering demand for investments at the time. As of today, after our companywide examination on the above-mentioned investment plan through establishing the business plan for the year ending March 31, 2009, we recognize that active investment demands still continue. Therefore, we would like to maintain the current ratio of 20% so long as forecast free cash flow is less than sufficiently positive.

For the year ended March 31, 2008, we plan to pay an annual dividend of ¥46 (including the interim dividend of ¥23), or ¥12 per share higher than the previous year. Again for the year ending March 31, 2009, we will closely review improvements in business performance with the aim of increasing dividends for the year above current levels, based on the policy outlined above.

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui's ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

III. Overview of our Operations and Principal Activities

We, Mitsui& Co., Ltd.(“Mitsui”) and its subsidiaries, are a general trading company engaging in a range of global business activities including general worldwide trading of various commodities, arranging financing for customers and suppliers in connection with our trading activities, organizing and coordinating international industrial projects, participating in financing and investing arrangements, assisting in the procurement of raw materials and equipment, providing new technologies and processes for manufacturing, and coordinating transportation and marketing of finished goods. Our trading activities include the sale, distribution, purchase, marketing and supply of and dealing in a wide variety of products and services including iron and steel, non-ferrous metals , machinery, electronics, chemicals, energy-related commodities and products, food products, textiles, general merchandise and real estate. We also participate in the development of natural resources such as oil, gas, iron and steel raw materials. In addition, we engage in strategic business investments whereby we invest our own capital and provide management expertise in the development of joint ventures and new enterprises in certain industries such as information technology (“IT”), biotechnology and nanotechnology. We also provide a wide range in the area of services of finance, transportation, communication, technology, and support for retail.

The following are the major subsidiaries and associated companies by operating segment. The numbers in the parentheses indicate the number of subsidiaries and associated companies included in the respective operating segment.

Iron & Steel Products Segment

Subsidiaries (16)

Mitsui &Co. Steel Ltd., Regency Steel Asia Pte Ltd., Mitsui Bussan Kozai Hanbai Co., Ltd., Mitsui Bussan Steel Trade Co., Ltd.

Associated companies (18)

Nippon Steel Trading Co., Ltd., Tokyo Kohtetsu Co., Ltd., Siam Yamato Steel Company Limited, Shanghai Bao-Mit Steel Distribution Co., Ltd.

Mineral & Metal Resources Segment

Subsidiaries (12)

Mitsui Iron Ore Development Pty. Ltd., Mitsui-Itochu Iron Pty. Ltd., Japan Collahuasi Resources B.V., Mitsui Raw Materials Development Pty. Ltd., Mitsui Bussan Raw Materials Development Corp., Mitsui Bussan Metals Sales Co., Ltd.

Associated companies (11)

Valepar S.A., Coral Bay Nickel Corporation, SUMIC Nickel Netherlands B.V., Nippon Amazon Aluminum Co., Ltd., Inner Mongolia Erdos Electric Power & Metallurgy Co., Ltd.

Machinery & Infrastructure Projects Segment

Subsidiaries (71)

MBK Project Holdings Ltd., Mitsui & Co. Plant Systems, Ltd., Mitsui Power Ventures Limited, Mitsui Rail Capital Holdings, Inc., Mitsui Rail Capital Participacoes Ltda., Mitsui Rail Capital Europe B.V. , MRCE Displok GmbH, Mitsui Gas e Energia do Brasil Ltda, Mit Power Canada LP Inc., Toyota Chile S.A., P.T. Bussan Auto Finance, Mitsui Automotive Europe B.V., MMK Co. Ltd., Ellison Technologies Inc., Clio Marine Inc., Lepta Shipping Co., Ltd., Mitsui Bussan Aerospace Co., Ltd.

Associated companies (65)

IPM Eagle LLP, IPM (UK) Power Holdings Ltd, P.T. Paiton Energy, Toyo Engineering Corporation, Compania de Generacion Valladolid S de R.L , Toyota Canada Inc., Penske Automotive Group, Inc., P.T. Yamaha Indonesia Motor Manufacturing, Japan Automobile Auction Inc., Asahi Tec Corporation, Komatsu Australia Pty. Ltd.

Chemical Segment

Subsidiaries (32)

P. T. Kaltim Pasifik Amoniak, Japan-Arabia Methanol Co., Ltd., Mitsui Bussan Solvent & Coating Co., Ltd., Mitsui Agri Science International S.A. N.V., Mitsui Bussan Agro Business Co., Ltd, Fertilizantes Mitsui S.A. Industria E Comercio, Daiichi Tanker Co., Ltd., Mitsui Bussan Plastics Co., Ltd., Nippon Trading Co., Ltd., Salt Asia Holdings Pty. Ltd., Mitsui Bussan Frontier Co., Ltd.

Associated companies (28)

Agro Kanesho Co., Ltd., Honshu Chemical Industries Co., Ltd., Soda Aromatic Co., Ltd., TG Missouri Corporation, Advanced Composites, Inc., Sanko Gosei Ltd., Tensho Electric Industries Co., Ltd.

Energy Segment

Subsidiaries (32)

Mitsui E&P Australia Pty Limited, Mittwell Energy Resources Pty., Ltd., Mitsui E&P Middle East B.V., Mitsui Oil Exploration Co., Ltd., MitEnergy Upstream LLC, Mitsui Gas Development Qatar B.V., Mitsui LNG Nederland B.V., Mitsui & Co. (E&P) B.V., Mitsui E&P (USA) LLC, Mitsui Sakhalin Holdings B.V., Endeavour Resources Limited, Mitsui Coal Holdings Pty., Ltd., Mitsui Oil Co., Ltd., Mitsui Liquefied Gas Co., Ltd., Kokusai Oil & Chemical Co., Ltd.

Associated companies (6)

Japan Australia LNG(MIMI) Pty. Ltd., United Petroleum Development Co., Ltd., BHP Mitsui Coal Pty., Ltd.

Foods & Retail Segment

Subsidiaries (27)

WILSEY FOODS, INC., MITSUI FOODS CO., LTD., Mitsui Norin Co., Ltd., DAI-ICHI BROILER CO., LTD., VENDOR SERVICE Co., Ltd., MCM FOODS B.V.

Associated companies (14)

MIKUNI COCA-COLA BOTTLING CO., LTD., Mitsui Sugar Co., Ltd., Multigrain AG, KADOYA SESAME MILLS INCORPORATED

Consumer Service & IT Segment

Subsidiaries (37)

Mitsui Bussan Inter-fashion Ltd., Kids Station Inc., Bussan Real Estate Co., Ltd., MBK Real Estate Europe Limited, Telepark Corp., Mitsui Knowledge Industry Co., Ltd., J-SCube Inc., Mitsui Electronics Inc.

Associated companies (37)

QVC JAPAN INC., AIM SERVICES CO., LTD., ALCANTARA S.p.A., Sogo Medical Co., Ltd., Sumisho & Mitsuibussan Kenzai Co., Ltd., Moshi Moshi Hotline, Inc., Nihon Unisys Ltd., Brightstar Logistics Pty., Ltd.

Logistics & Financial Markets Segment

Subsidiaries (33)

Mitsui & Co., Energy Risk Management Ltd., Mitsui & Co. Precious Metals, Inc., Mitsui Bussan Precious Metals (Hong Kong) Limited, Mitsui Bussan Logistics Holdings Ltd., Mitsuibussan Insurance and Consulting Co., Ltd., Tri-Net (Japan) Inc., Tri-Net Logistics (Asia) Pte. Ltd.

Associated companies (5)

Mitsui Leasing & Development, Ltd., Mitsui Direct General Insurance Company Limited

Americas Segment

Trading subsidiaries (9)

Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. (Canada) Ltd., Mitsui Brasileira Importacao e Exportacao S.A.

Subsidiaries (30)

Steel Technologies Inc., Champions Pipe & Supply, Inc., Intercontinental Terminals Company LLC, Novus International, Inc., Cornerstone Research & Development Inc., Westport Petroleum Inc., United Grain Corp., MBK Real Estate, LLC, AFC HoldCo, LLC.

Associated companies (5)

Europe, the Middle East and Africa Segment

Trading subsidiaries (15)

Mitsui & Co. Europe Holdings Plc, Mitsui & Co. Europe Plc, Mitsui & Co. Deutschland GmbH, Mitsui & Co. Benelux S.A./N.V., Mitsui & Co. France S.A.S., Mitsui & Co. Italila S.p.A., Mitsui & Co., Middle East Ltd.

Subsidiaries (4)

Associated companies (5)

Asia Pacific Segment

Trading subsidiaries (21)

Mitsui & Co. (Asia Pacific) Pte. Ltd., Mitsui & Co. (Hong Kong) Ltd., Mitsui & Co. (China) Ltd., Mitsui & Co. (China) Trading Ltd., Mitsui & Co. (Shanghai) Ltd., Mitsui & Co. (Taiwan) Ltd., Mitsui & Co. Korea Ltd., Mitsui & Co. (Thailand) Ltd., Mitsiam International Ltd., Mitsui & Co. (Australia) Ltd.

Subsidiaries (5)

Associated companies (7)

All Other

Subsidiaries (11)

Mitsui & Co. Financial Services Ltd., Mitsui & Co. Financial Services (Europe) B.V., Mitsui & Co. Financial Services (Asia) Ltd.

Associated companies (1)

Notes

Mitsui & Co. Steel Ltd. changed its name from Mitsui Bussan Construction Materials Co., Ltd. in October 2007.

Mitsui Bussan Raw Materials Development Corp. merged MITSUI BUSSAN METALS SALES CO., LTD. in April 2008 and changed its name to Mitsui Bussan Metals Co., Ltd.

Mitsui & Co. Plant Systems, Ltd. changed its name from Mitsui & Co. Project Corp. in April 2007.

MMK CO., LTD. changed its name to Mitsui Bussan Machine Tec Co., Ltd. in April 2008.

Penske Automotive Group, Inc. changed its name from United Auto Group, Inc. in July 2007.

Nippon Trading Co., Ltd. merged Mitsui Bussan Plastics Co., Ltd. and Mitsui Bussan Plastics Kansai Co., Ltd. in April 2008 and changed its name to Mitsui Bussan Plastics Trade Co., Ltd.

DAI-ICHI BROILER CO., LTD. changed its name to PRI Foods Co., Ltd. in April 2008.

Mitsui Knowledge Industry Co., Ltd. and NextCom K.K. merged in April 2007.

J Scube Inc. was established upon reorganization of TOYO Officemation Inc. in July 2007.

Mitsui Leasing & Development, Ltd. became a subsidiary of newly established JA Mitsui Leasing, Ltd. through share transfer.

Mitsui & Co. Europe Holdings PLC changed its name from Mitsui & Co. Europe PLC in May 2007.

Mitsui & Co. Europe PLC changed its name from Mitsui & Co. UK PLC in May 2007.

Statements of Consolidated Income

(Unaudited)

(Millions of Yen)

	Year Ended March 31, 2008	Year Ended March 31, 2007	Comparison with previous period
			Amount	%
Revenues :
Sales of products	¥5,009,773	¥4,090,447	¥919,326
Sales of services	553,742	556,014	(2,272)
Other sales	175,363	147,136	28,227

Total revenues	5,738,878	4,793,597	945,281	19.7

[ Total Trading Transactions : Year ended March 31, 2008, ¥17,009,056 million Year ended March 31, 2007, ¥15,271,649 million ]

Cost of Revenues :
Cost of products sold	4,512,491	3,696,859	815,632
Cost of services sold	156,187	158,543	(2,356)
Cost of other sales	82,123	71,904	10,219

Total cost of revenues	4,750,801	3,927,306	823,495	21.0

Gross Profit	988,077	866,291	121,786	14.1

Other Expenses (Income) :
Selling, general and administrative	605,176	571,617	33,559
Provision for doubtful receivables	8,073	11,873	(3,800)
Interest expense, net of interest income	48,945	42,654	6,291
Dividend income	(50,115)	(49,188)	(927)
Gain on sales of securities—net	(92,307)	(58,800)	(33,507)
Loss on write-down of securities	36,715	11,687	25,028
Loss (gain) on disposal or sales of property and equipment—net	228	(5,283)	5,511
Impairment loss of long-lived assets	24,393	19,427	4,966
Impairment loss of goodwill	2,004	16,528	(14,524)
Compensation and other charges related to DPF incident	—	(3,864)	3,864
Other expense—net	2,961	466	2,495

Total other expenses	586,073	557,117	28,956

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	402,004	309,174	92,830	30.0

Income Taxes:
Current	173,275	134,340	38,935
Deferred	(2,038)	10,928	(12,966)

Total	171,237	145,268	25,969

Income from Continuing Operations before Minority Interests and Equity in Earnings	230,767	163,906	66,861	40.8

Minority Interests in Earnings of Subsidiaries	(45,958)	(17,874)	(28,084)

Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	154,268	153,094	1,174

Income from Continuing Operations	339,077	299,126	39,951	13.4
Income from Discontinued Operations—Net (After Income Tax Effect)	70,984	2,376	68,608

Net Income	¥410,061	¥301,502	¥108,559	36.0

Consolidated Balance Sheets

(Unaudited)

(Millions of Yen)

Assets

	March 31, 2008	March 31, 2007	Increase/ (Decrease)
Current Assets:
Cash and cash equivalents	¥899,264	¥800,032	¥99,232
Time deposits	12,302	6,591	5,711
Marketable securities	7,114	11,670	(4,556)
Trade receivables:
Notes and loans, less unearned interest	424,406	475,271	(50,865)
Accounts	2,125,640	2,199,614	(73,974)
Associated companies	228,831	240,950	(12,119)
Allowance for doubtful receivables	(23,289)	(29,824)	6,535
Inventories	739,721	696,470	43,251
Advance payments to suppliers	95,188	96,702	(1,514)
Deferred tax assets—current	37,766	21,175	16,591
Derivative assets	391,333	254,319	137,014
Other current assets	272,838	300,806	(27,968)

Total current assets	5,211,114	5,073,776	137,338

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,333,042	1,587,571	(254,529)
Other investments	1,281,476	1,238,853	42,623
Non-current receivables, less unearned interest	497,265	476,107	21,158
Allowance for doubtful receivables	(58,957)	(69,775)	10,818
Property leased to others—at cost, less accumulated depreciation	184,447	259,240	(74,793)

Total investments and non-current receivables	3,237,273	3,491,996	(254,723)

Property and Equipment—at Cost:
Land, land improvements and timberlands	188,848	191,537	(2,689)
Buildings, including leasehold improvements	385,104	379,814	5,290
Equipment and fixtures	815,202	790,510	24,692
Mineral rights	146,120	151,752	(5,632)
Vessels	33,789	33,666	123
Projects in progress	176,987	130,529	46,458

Total	1,746,050	1,677,808	68,242
Accumulated depreciation	(729,715)	(689,508)	(40,207)

Net property and equipment	1,016,335	988,300	28,035

Intangible Assets, less Accumulated Amortization	128,504	104,445	24,059
Deferred Tax Assets—Non-current	20,574	21,800	(1,226)
Other Assets	77,079	132,995	(55,916)

Total	¥9,690,879	¥9,813,312	¥(122,433)

(Millions of Yen)

Liabilities and Shareholders’ Equity

	March 31, 2008	March 31, 2007	Increase/ (Decrease)
Current Liabilities:

Short-term debt	¥464,547	¥658,747	¥(194,200)
Current maturities of long-term debt	276,620	371,865	(95,245)
Trade payables:
Notes and acceptances	79,414	98,199	(18,785)
Accounts	1,888,911	1,966,800	(77,889)
Associated companies	69,476	64,730	4,746
Accrued expenses:
Income taxes	127,411	85,692	41,719
Interest	21,924	25,324	(3,400)
Other	85,526	84,625	901
Advances from customers	113,939	113,586	353
Derivative liabilities	279,696	198,735	80,961
Other current liabilities	187,149	141,899	45,250

Total current liabilities	3,594,613	3,810,202	(215,589)

Long-term Debt, less Current Maturities	2,944,383	2,887,528	56,855

Accrued Pension Costs and Liability for Severance Indemnities	32,754	33,209	(455)

Deferred Tax Liabilities—Non-current	387,337	450,181	(62,844)

Other Long-Term Liabilities	304,156	283,226	20,930

Minority Interests	243,976	238,687	5,289

Shareholders’ Equity:

Common stock	337,544	323,213	14,331
Capital surplus	432,245	417,900	14,345
Retained earnings:
Appropriated for legal reserve	47,463	39,670	7,793
Unappropriated	1,397,313	1,072,234	325,079
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	140,446	258,922	(118,476)
Foreign currency translation adjustments	(135,196)	(9,409)	(125,787)
Defined benefit pension plans	(32,160)	2,287	(34,447)
Net unrealized gains and losses on derivatives	1,135	8,930	(7,795)

Total accumulated other comprehensive income	(25,775)	260,730	(286,505)

Treasury stock, at cost	(5,130)	(3,468)	(1,662)

Total shareholders’ equity	2,183,660	2,110,279	73,381

Total	¥9,690,879	¥9,813,312	¥(122,433)

Statements of Consolidated Shareholders’ Equity

(Unaudited)

(Millions of Yen)

	Year Ended March 31, 2008	Year Ended March 31, 2007
Common Stock:
Balance at beginning of year	¥323,213	¥295,766
Common stock issued upon conversion of bonds	14,331	27,447

Balance at end of year	¥337,544	¥323,213

Capital Surplus:
Balance at beginning of year	¥417,900	¥390,488
Conversion of bonds	14,285	27,359
Gain on sales of treasury stock	60	53

Balance at end of year	¥432,245	¥417,900

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of year	¥39,670	¥38,508
Transfer from unappropriated retained earnings	7,793	1,162

Balance at end of year	¥47,463	¥39,670

Unappropriated:
Balance at beginning of year	¥1,072,234	¥825,306
Cumulative effect of a change in accounting principle—adoption of FIN No. 48	(5,113)	—
Net income	410,061	301,502
Cash dividends paid	(72,076)	(53,412)
Dividends paid per share:
Year ended March 31, 2008, ¥40.0
Year ended March 31, 2007, ¥31.0
Transfer to retained earnings appropriated for legal reserve	(7,793)	(1,162)

Balance at end of year	¥1,397,313	¥1,072,234

Accumulated Other Comprehensive Income (Loss)
(After Income Tax Effect):
Balance at beginning of year	¥260,730	¥129,842
Unrealized holding gains and losses on available-for-sale securities	(118,476)	42,823
Foreign currency translation adjustments	(125,787)	73,870
Minimum pension liability adjustment	—	1,058
Defined benefit pension plans	(34,447)	—
Adjustment to initially apply SFAS No. 158	—	6,646
Net unrealized gains and losses on derivatives	(7,795)	6,491

Balance at end of year	¥(25,775)	¥260,730

Treasury Stock, at Cost
Balance at beginning of year	¥(3,468)	¥(2,003)
Purchases of treasury stock	(1,757)	(1,633)
Sales of treasury stock	95	168

Balance at end of year	¥(5,130)	¥(3,468)

(Millions of Yen)

	Year Ended March 31, 2008	Year Ended March 31, 2007
Summary of Changes in Equity from Nonowner Sources (Comprehensive Income):
Net income	¥410,061	¥301,502
Other comprehensive income (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	(118,476)	42,823
Foreign currency translation adjustments	(125,787)	73,870
Minimum pension liability adjustment	—	1,058
Defined benefit pension plans	(34,447)	—
Net unrealized gains and losses on derivatives	(7,795)	6,491

Changes in equity from nonowner sources	¥123,556	¥425,744

Statements of Consolidated Cash Flows

(Unaudited)

(Millions of Yen)

	Year Ended March 31, 2008	Year Ended March 31, 2007
Operating Activities:
Net income	¥410,061	¥301,502
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations—net (after income tax effect)	(70,984)	(2,376)
Depreciation and amortization	139,328	87,945
Pension and severance costs, less payments	(2,422)	(8,091)
Provision for doubtful receivables	8,073	11,873
Gain on sales of securities—net	(92,307)	(58,800)
Loss on write-down of securities	36,715	11,687
Loss (gain) on disposal or sales of property and equipment—net	228	(5,283)
Impairment loss of long-lived assets	24,393	19,427
Impairment loss of goodwill	2,004	16,528
Deferred income taxes	(2,038)	10,928
Minority interests in earnings of subsidiaries	45,958	17,874
Equity in earnings of associated companies, less dividends received	(55,016)	(43,022)
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	77,800	(315,964)
(Increase) decrease in inventories	(75,375)	8,164
(Decrease) increase in trade payables	(41,009)	124,505
Other—net	14,113	50,025
Net cash (used in) provided by operating activities of discontinued operations	(3,731)	12,353

Net cash provided by operating activities	415,791	239,275

Investing Activities:
Net (increase) decrease in time deposits	(6,609)	29,367
Net decrease (increase) in investments in and advances to associated companies	102,759	(188,124)
Net increase in other investments	(32,680)	(20,677)
Net (increase) decrease in long-term loan receivables	(2,020)	36,021
Net increase in property leased to others and property and equipment	(166,228)	(274,615)

Net cash used in investing activities	(104,778)	(418,028)

Financing Activities:
Net (decrease) increase in short-term debt	(148,848)	70,820
Net increase in long-term debt	37,396	239,130
Capital contribution from minority interests	—	17,095
Purchases of treasury stock—net	(1,601)	(1,344)
Payments of cash dividends	(72,076)	(53,412)

Net cash (used in) provided by financing activities	(185,129)	272,289

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(26,652)	9,431

Net increase in Cash and Cash Equivalents	99,232	102,967
Cash and Cash Equivalents at Beginning of Period	800,032	697,065

Cash and Cash Equivalents at End of Period	¥899,264	¥800,032

Note: In accordance with SFAS No.144, the figures for the year ended March 31, 2007 relating to discontinued operations have been reclassified.

Basis of Consolidated Financial Statements

(Unaudited)

1. Scope of Subsidiaries and Associated Companies

(1)	Subsidiaries

a)	Overseas 173

Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. Europe Holdings Plc, Mitsui & Co. (Australia) Ltd.,

Mitsui Iron Ore Development Pty. Ltd., Mitsui Sakhalin Holdings B.V.,

Mitsui E&P Middle East B.V., Mittwell Energy Resources Pty., Ltd., and others

b)	Japan 124

Mitsui Oil Exploration Co., Ltd., Mitsui & Co. Financial Services Ltd., Telepark Corp.,

Mitsui Foods Co., Ltd., and others

(2)	Associated Companies

a)	Overseas 113

Japan Australia LNG (MIMI) Pty. Ltd., Valepar S.A., P.T. Paiton Energy, and others

b)	Japan 69

Mitsui Leasing & Development, Ltd., Moshi Moshi HotLine Inc, QVC Japan, Inc., and others

Total 380 subsidiaries and associated companies are excluded from above. These include the companies which are sub–consolidated or accounted for under the equity method by other subsidiaries, other than trading subsidiaries, and the companies which are managed by trading subsidiaries.

2. Summary of Change in Significant Accounting Policies

Accounting for uncertainty in income taxes

For the year ended March 31, 2008, the companies adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109.”      FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of all tax positions accounted for in accordance with SFAS No. 109.

Upon adoption of FIN No. 48, the opening balance of retained earnings as of April 1, 2007 decreased by ¥5,113 million.

Significant accounting policies other than described above have not been changed from the Security Report filed in the Financial Service Agency of Japan on June 22, 2007.

Operating Segment Information

(Unaudited)

Year ended March 31, 2008 (from April 1, 2007 to March 31, 2008)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	1,495,085	1,528,024	2,530,804	2,622,360	2,644,288	2,009,870	1,148,823	171,967
Gross Profit	61,344	95,765	134,090	110,261	219,267	81,229	116,657	55,142
Operating Income (Loss)	25,600	78,970	31,999	46,178	172,455	16,584	18,967	20,879
Equity in Earnings of Associated Companies	4,901	71,216	20,293	5,819	36,838	3,092	8,197	(1,858)
Net Income (Loss)	20,238	177,026	35,000	18,428	124,084	10,440	12,037	7,526
Total Assets at March 31, 2008	632,329	916,150	1,563,228	818,680	1,668,655	675,253	760,764	797,341

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,625,587	514,190	721,112	17,012,110	6,758	(9,812)	17,009,056
Gross Profit	54,047	26,784	33,074	987,660	5,532	(5,115)	988,077
Operating Income (Loss)	1,981	1,768	7,616	422,997	(1,375)	(46,794)	374,828
Equity in Earnings of Associated Companies	5,021	327	1,072	154,918	71	(721)	154,268
Net Income (Loss)	4,283	5,011	22,518	436,591	(7,101)	(19,429)	410,061
Total Assets at March 31, 2008	635,570	205,712	360,508	9,034,190	2,831,483	(2,174,794)	9,690,879

Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) (As restated)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	1,398,061	1,469,063	2,224,749	2,392,268	2,038,054	1,917,825	1,457,175	180,437
Gross Profit	57,766	110,974	108,003	103,073	123,871	81,336	129,983	60,489
Operating Income (Loss)	25,582	91,294	20,861	35,342	81,326	10,924	20,344	24,199
Equity in Earnings of Associated Companies	3,121	60,313	21,429	4,933	44,394	3,789	8,661	1,960
Net Income (Loss)	20,559	98,354	33,557	19,327	75,658	(12,304)	16,605	14,631
Total Assets at March 31, 2007	663,682	912,596	1,643,151	949,091	1,733,630	696,062	861,501	681,294

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,167,527	478,515	623,879	15,347,553	7,250	(83,154)	15,271,649
Gross Profit	64,704	25,447	30,678	896,324	4,344	(34,377)	866,291
Operating Income (Loss)	21,348	2,945	9,508	343,673	(4,353)	(56,519)	282,801
Equity in Earnings of Associated Companies	3,845	300	695	153,440	121	(467)	153,094
Net Income (Loss)	16,917	4,136	22,001	309,441	5,845	(13,784)	301,502
Total Assets at March 31, 2007	464,849	199,122	360,117	9,165,095	2,882,791	(2,234,574)	9,813,312

Notes:

1.	The figures of “Consolidated Total” for the year ended March 31, 2007 has been reclassified to conform to the change in current year presentation for discontinued operations in accordance with SFAS No. 144. The reclassification to income from discontinued operations-net (after income tax effect) is included in “Adjustments and Eliminations.”
2.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at March 31, 2008 and 2007 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
3.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
4.	Transfers between operating segments are made at cost plus a markup.
5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.
6.	Based on the reorganization effective April 1, 2007, the presentation of operating segment information is changed as below. The operating segment information for the year ended March 31, 2007 has been restated to conform to the current year presentation.
*	“Iron & Steel Raw Materials and Non-Ferrous Metals” which had been formerly disclosed as a reportable segment changed its name to “Mineral & Metal Resources” and the Coal & Nuclear Fuel business which had been formerly included in “Iron & Steel Raw Materials and Non-Ferrous Metals” was transferred to “Energy.”
*	“Lifestyle, Consumer Service and Information, Electronics & Telecommunication” changed its name of the reportable segment to “Consumer Service & IT” in relation to the change of the composition of the reportable segment.
*	Subsidiaries in Oceania region which had been formerly included in “Other Overseas Areas” were transferred to “Asia Pacific” which had been formerly disclosed as “Asia.”
*	Subsidiaries in the Middle East, Africa and Russia which had been formerly included in “Other Overseas Areas” were transferred to “Europe, the Middle East and Africa” which was formerly disclosed as “Europe.”

Net Income per Share

(Unaudited)

The following is a reconciliation of basic net income per share to diluted net income per share for the years ended March 31, 2008 and 2007:

Year ended March 31, 2008 (from April 1, 2007 to March 31, 2008)

	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	410,061	1,804,877	227.20

Effect of Dilutive Securities:

Convertible bonds	76	19,379

Diluted Net Income per Share:

Net income available to common shareholders after effect of dilutive securities	410,137	1,824,256	224.82
Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)
	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:

Net income available to common shareholders	301,502	1,730,214	174.26

Effect of Dilutive Securities:

Convertible bonds	413	96,004

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	301,915	1,826,218	165.32

Subsequent Events

(Unaudited)

There are no material subsequent events to be disclosed.